

11005801

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM 1-A

REGULATION A OFFERING STATEMENT UNDER THE SECURITIES ACT OF 1933

Stanley M. Johnson, Jr.
(Exact name of issuer as specified in its charter)

Wilmington, Delaware New Castle County
(State or other jurisdiction of incorporation or organization)

1201 N. Orange St., Suite 600 Wilmington, Delaware 19801 609.476.2625 (Not a business phone) E-mail contact first !!!
(Address, including zip code, and telephone number, including area code of issuers principal executive office)

Stanley M. Johnson, Jr. 1201 N. Orange St., Suite 600 Wilmington, Delaware 19801 609.476.2625 (Not a business phone) E-mail contact first !!!
(Name, address, including zip code, and telephone number, including area code, of agent for service)

No Commissioned selling agent is selling the securities in this offering.

31-33 (NAICS)	98-0459797
(Primary standard Industrial Classification Code Number)	(I.R.S. Employee Identification Number)

The following delaying notation is optional, but see Rule 252(g) before omitting it:

This offering statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A.

GENERAL INSTRUCTIONS

I. Eligibility Requirements for Use of Form 1-A.

This form is to be used for securities offerings made pursuant to Regulation A, 17 CFR 230.251 *et seq*. Careful attention should be directed to the terms, conditions and requirements of the regulation, especially Rule 251, inasmuch as the exemption is not available to all issuers or to every type of securities transaction. Further, the aggregate offering amount of securities which may be sold in any 12 month period is strictly limited to $5 million.

II. Preparation and Filing of the Offering Statement.

An offering statement shall be prepared by all persons seeking exemption pursuant to the provisions of Regulation A. Parts I, II and III shall be addressed by all issuers. Part II of the form which relates to the content of the required offering circular provides several alternate formats depending upon the nature and/or business of the issuer; only one format needs to be followed and provided in the offering statement. General information regarding the preparation, format, content of, and where to file the offering statement is contained in Rule 252. Requirements relating to the offering circular are contained in Rules 253 and 255. The offering statement may be printed, mimeographed, lithographed, or typewritten or prepared by any similar process which will result in clearly legible copies.

III. Supplemental Information.

The following information shall be furnished to the Commission as supplemental information:

(1) A statement as to whether or not the amount of compensation to be allowed or paid to the underwriter has been cleared with the NASD.

(2) Any engineering, management or similar report referenced in the offering circular.

(3) Such other information as requested by the staff in support of statements, representations and other assertions contained in the offering statement.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Item 1 Significant Parties
Stanley M. Johnson, Jr.
CheckPoint Corporation
1201 N. Orange St., Suite 600
Wilmington, DE 19801

Issuer's Directors, officers, general partners; Stanley M. Johnson, Jr.

Record owners percent, beneficial owners percent; Stanley M. Johnson, Jr.; 1500 Shares Capital Stock

Promotors, affiliates, counsel to the issuer; Stanley M. Johnson, Jr.

There are NO underwriters in this securities offering.

Item 2

(a) Stanley M. Johnson, Jr; Not subjected to any of the disqualification provisions set forth in Rule 262

(b) N/A

Item 3

No resale by affiliates
The issuer has not had a net profit in the last two years from operations which it intends to ingauge in.

Item 4

These securities will not be offered by any underwriters.

When possible through this Reg. A filing, once qualified, contact will be made according through the methods prescribed in the Regulation, no jurisdiction and /or investor contact will be made until qualified.

Item 5

No securities within the last year by Stanley M. Johnson, Jr, has been made.

Item 6

Other offerings and proposed offerings are not being considerer, present or proposed.

Item 7

Stanley M. Johnson, Jr., no arrangements, no restrictions, no stabilizing the market, no withholding commission or any thing otherwise, definate no underwriters!

Item 8

No experts, no, noone period.

Item 9

No publication prior nor after Rule 254 was used.

CHECKPOINT CORPORATION/ "CONFIDENTIAL" PRIVATE PLACEMENT OFFERING

Name of Recipient__________________ Offering Number____________

"CONFIDENTIAL"
Private Placement Offering
Stanley M. Johnson, Jr.; Chairman, President, CEO
CheckPoint Corporation
1201 N. Orange Street, Suite 600
Wilmington, Delaware 19801

First Round: Development Capital
DEBT CAPITALIZATION
No Commissioned selling agent in these securities offering

Participating Preffered
Promissory Notes

1.) 2.40%, 5%, 6% Stated Annually Cumulative Dividend
2.) Callable: 31/12/2015 at 110% Par

Subscription per Investor - $10,000 (1 Promissory Note)
Each Promissory Note to be issued without Warrants

Price per Note		Price per Investor	Proceeds to Use
$10,000		$10,000	$10,000
Maximum:	1 Notes without Warrants:(2.40%)	$5,000,000	$5,000,000
Maximum:	100 Notes without Warrants:(6%)	$1,000,000	$1,000,000
Maximum:	200 Notes without Warrants:(5%)	$2,000,000	$2,000,000

The Securities offered by this Offering are offered only to accredited investors who meet Accreditation Requirements, as set forth under the Securities Act of 1933 Sub-Section 4(2), Regulation D, Rule 506, and 4 (6) the "Accredited Investor Exemption" as denoted within the "Subscription Agreement" contained herein. Only such person(s) or entities are authorized to receive this Private Placement Offering and participate in the offering. The Securities offered hereby have not been approved or disapproved by the Securities Exchange Commission, or any State's Securities Bureau, nor have the forgoing authorities passed on the accuracy or adequacy of the Offering. Any representation to the contrary is a criminal offense. These securities may not be sold, transferred, or otherwise disposed of by an investor in the absence of an effective registration statement or an opinion of legal counsel that registration is not required. The securities are not to be considered illiquid. No public market exists for these securities. The management cannot guarantee, warrant, or further assure that any type of liquid market will develop. The securities offered herein are to be considered high risk in nature.

Private Placement Offering dated: 07/01/2011 **Offering expires 07/04/2011/ TBA**

Table of Contents

INTRODUCTORY STATEMENT

CheckPoint Corporation is offering Promissory Notes in the form of "Participating Preferred Notes" only to a limited number of investors who meet certain qualification necessary for the offer of the Notes to be exempt from registration under state and federal laws.

Only those who meet the "Accreditation Requirements", as set forth under the Securities Act of 1933 Sub-Section 4(2), Regulation D, 506, and 4(6) the "Accrediated Investor Exemption" as denoted within the "Subscription Agreement" contained herein, are authorized to receive this Private Placement Offering and participate in the offering.

The $5,000,000 in this 1st Round of Financing as sought through this securities offering is to be used as initial and general working capital as necessary to execute the business plans contained herein. A complete "Source and Use Statement" is contained in Exhibit A.

One (1), One hundred (100), and/or Two Hundred (200), Participating Preferred Notes are hereby made available to the prospective investor(s) so named on this page as offeree at a per Note price of $10,000 per Note.

The purchaser of a Note(s) will become a Preferred Note-holder in the Company with only those rights, duties, and obligations accorded a Preferred Note-holder pursuant to the Company's Articles of Organization and Operating Agreements, and otherwise in full accordance with the laws of the State of Delaware.

This Private Placement Offering is submitted on a **confidential basis** for use solely in connection with this Offering of the Participating Promissory Notes of CheckPoint Corporation. This offering is a private placement intended to be exempt from registration requirements of the Securities Act of 1933, as amended (the "1933 Act"). The Notes are being offered to prospective investors by the Company's Management only. The use of the Offering for any other purpose **is not authorized**.

By accepting this Offering, the recipient (and his, her or its officers, directors, employees, agents, associates or affiliates) agree that such persons(s) will:

1. Not divulge to any other party any information contained herein or in any notes, summaries or analysis derived from this Offering, and
2. Not reproduce or redistribute the Offering in whole or in part.

This Offering does not purport to contain all of the information that a prospective investor(s) may desire in investigating the Company. Each investor must conduct and rely upon his/her or its own evaluation of the Company and of the terms of the Offering, including the merits and risks, involved in making an investment decision. The Company hereby offers to the investor the opportunity to ask questions and receive answers concerning the terms and conditions of the offering and to obtain any additional information which the Company possesses or can acquire without unreasonable effort or expense, that is necessary to verify the accuracy of the information furnished to the investor.

This Offering is not intended to be, nor shall it be construed as, a complete description of the facts, risks or consequences regarding an investment in the offering or as legal, accounting, tax, business, investment or other expert advise. All potential investors should perform their own independent investigations of the offering, the market potential, the Management, the securities, and similar industries. All potential investors should consult their own qualified advisors concerning the investment and the suitability relating to an individual or an institutional investor's ability to sustain a total financial loss of an investment in the Company.

This Offering speaks as of the date shown on the cover. Neither the delivery of this Offering nor any sale made hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of the Company after the date hereof.

No person has been authorized to give any information other than that contained in this Offering, or to make any representations in connection with the Offering made hereby, except information given to you by a manager of the Company on letterhead. If given or made, such other information or representation must not be relied upon as having been authorized by the Company.

Investors will be required to represent that: (1) they are sophisticated in business and financial matters or have been properly advised by someone who is; (2) they are familiar with and understand the terms of the Offering; (3) they are accredited investors as further defined within the subscription agreement: and (4) they, either individually or together with their purchaser-representatives/advisor, have such knowledge and experience in financial and business matters that they are capable of evaluating the merits and risks of the investment.

Other information contained herein has been obtained by Management and from other sources deemed reliable. Such information necessarily incorporates significant assumptions, as well as, factual matters. Therefore, Management cannot guarantee the accuracy of the information contained herein.

These securities are subject to restrictions on transferability and resale, and may not be transferred or resold except as permitted under the Securities Act and the applicable state securities law, pursuant to registration thereunder or exemption therefrom. Investors should be aware that they might be required to bear the financial risks of the investment for an indefinite period of time. Potential investors should be aware that a legend reciting the restriction on transferability will be placed upon the security and that they will be asked to sign a written agreement that the securities will not be resold without registration under applicable securities laws or exemptions thereof.

The purchase involves risk. See "Risk and Other Important Factors". Each prospective investor is urged to read this entire Offering, including the Exhibits Section, and make a through investigation of the Company in light of the risk factors.

THE RECIPIENT ACCEPTING DELIVERY OF THIS OFFERING AGREES TO ABSOLUTE CONFIDENTIALITY AND TO RETURN THIS OFFERING AND ALL FURNISHED DOCUMENTS HEREWITH TO THE COMPANY OR ITS AFFILIATED COMPANIES UPON REQUEST, IF THE RECIPIENT DOES NOT PURCHASE ANY OF THE NOTES/SHARES OFFERED HEREIN.

All potential investors are invited to ask questions and obtain additional information from the Management concerning the terms and conditions of the offering, the Management and any affiliations thereof, and any other relevant matters, including, but not limited to, additional information to verify the accuracy of the information set forth in this Offering. Questions concerning the Company and any requests for additional information should be directed to:

Stanley M. Johnson. Jr. ;Chairman, President, CEO
CheckPoint Corporation
1201 N. Orange Street, Suite 600
Wilmington, Delaware 19801
Tel: (609) 476-2625 (Not a business phone)
E-mail: checkpointcorporation@yahoo.com

E-mail contact first option!

This Offering contains certain "forward-looking statements" within the meaning of section 27a of the Secirities Act and section 21e of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). All statements, other than statements of historical fact included in this Memorandum, including without limitation certain statements under the headings "Summary of the Offering," "The Company" and other similar headings, may constitute forward-looking statements. Forward-looking statements can often (but not always) be identified by terminology such as "may," "will," "could," "anticipate," "believe," "estimate," "intend," "expect," and " continue," or variations thereof, and similar expressions.

Although Management believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to be correct. Important factors that could actual result to differ materially from the Company's expectation ("cautionary statements") are disclosed in this Offering, including without limitations in conjunction with the forward-looking statements included in this Offering and in the section of this Offering entitled "Risk and Other Important Factors," and under the description of the Company and its business.

All subsequent written and oral forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirely by the cautionary statements set forth herein. The Company disclaims any intention or obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

This Offering does not constitute an offer to sell or a solicitation to an offer to sell these securities to any one other that fully-accredited investors with the requirements set forth in the subscription agreement, or to any person to whom it is unlawful to make such an offer or solicitation and does not constitute an offer to sell or solicitation to any member of the general public. This Offering constitutes an offer or a solicitation of an offer only to the person named as offeree and to whom this Offering is delivered by Management of the Company or through a representative NASD Member firm(s), if any.

The Notes are being offered by the Company hereunder subject to prior sale, withdrawal, cancellation, or modification of the offer without notice, and, when modified by notice, as and if delivered to and accepted by the purchaser thereof. No sales of any of the Notes offered hereunder shall be complete unless accepted in writing by the Company. The Company may decline any subscription for any of the participating preferred Notes at its sole discretion and for any reason or for no reason.

The Company's General Manager and other principals may, from time to time, be engaged in related or un-related activities. Such individuals may serve as managers and principals of the organizations, which are not in direct competition with the Company, its financial goals, and objectives.

No dealers, salesperson, finder or any other person has been authorized to give any information or to make any representation or promises other than those contained in this Offering, and any such other information, representation, or promises, if given or made, must not be relied upon as having been so authorized. The delivery of this Offering or any sale hereunder at any time does not imply that the information herein is correct as of any time subsequent to the date hereof. Securities are sold by this Private Placement Offering only.

This Offering contains all of the representations made by the Company concerning this offering and no person shall make different or broader statements than those contained herein. Investors are cautioned not to reply upon any information not expressly set forth in this Offering.

This Offering includes summaries and/or descriptions of various documents. Such summaries do not purport to be complete and are qualified in their entirety by reference to the original documents, which are attached, either as exhibits to this Offering or will be made available to any prospective investor upon written request to the Company.

The Company will provide all purchasers of participating Promissory Notes with a detailed written statement of the application of the proceeds of the offering within two(2) months after the completion of the offering and with annual current balance sheets and income statements thereafter.

The Company will make available to any Note-holder or their designated representative the right to inspect the books and records of the Company at any reasonable time for proper purposes, upon written request to the Company.

The Company agrees to maintain at its offices a list of the names and addresses of all Note-holders, which shall be available to any Note-holder or their designated representative.

This investment involves a high degree of risk. The Company is in the early stages of development and expansion with a limited history of proven record of business operations in the application as described throughout this Offering. An investor could lose his/her or its entire investment in the Notes offered hereby.

Among the risks and other factors to be considered carefully by potential investors are those set forth below under the heading "Risk and Other Important Factors."

This Offering has been prepared solely for informational purposes and is for distribution to a limited number of investors. The Company anticipates that this offering may continue through **07/04/2011** unless the Company, in its sole discretion, sooner terminates or extends the offering. Management shall use the proceeds from this offering as received.

TERMS OF THE OFFERING

General

Management intends that the $5,000,000 in this first round of financing of Promissory Notes be used as general working capital as necessary to execute the business plan contained herein. (See "Sources and Use Statement" included in the Pro Forma Financial Projections in Exhibit A,(See Business Plan).

One (1), One Hundred (100) and/or Two Hundred (200) Promissory Notes are hereby made available to the prospective investor(s) who are named on the cover of this private placement memorandum. The securities are offered at a per Note price of $10,000 per Note and/or (1) Note: $5,000,000 @ 2.40%, 100 Notes: $1,000,000 @ 6% and 200 Notes: $2,000,000 @ 5%..

The Promissory Notes offered herein are offered on a first come first serve basis.

Description of the Promissory Notes

The Company's Certificate of Incorporation and Articles of Oragnization were filed in May 2005 with the State of Delaware. The Operating Agreement provides authorization for the issuance of Interest free and Negotiable Promissory Notes.

Holders of the Company's Promissory Notes are entitled to receive stated dividends with or without at the rate of Two point Four, Five, and Six Percent (2.40%, 5% ,6%) per annum if declared at the discretion of the Managing General Member out of funds legally available. Dividends will depend upon, among other things, the operating results and financial condition of the Company, its present and future capital requirements and general business conditions.

The Participating Preferred Note(s) is callable at/or before the end of the fifth year, 2016 Management may "Call" the Participating Preferred Note(s)without penalty at any time. The Participating Note(s) shall be unsecured. Due to the call provision, Participating Preferred Note(s) do not represent permanent equity capital in the Company.

Participating Promissory Note holders have the right to receive distributions from liquidation of the Company's assets, if the business failure were to occur.

Participating Promissory holders Dividends are cumulative and shall be paid in arrears before receiving any dividends.

Investor Representations

The securities will be offered only to "Accredited investors" who will be required to represent (i) that they meet certain financial requirements, and (ii) that they have such knowledge and experience in financial and business matters that they are capable of evaluating the merits and risks of the prospective investment and otherwise as defined under Regulation D, subsection 230.501. (See: Exhibit B - Subscription Agreement).

Representation, Warranties and Covenants of the Company

The company represents, warrants and covenants for the benefit of purchaser of the securities that:

(a) There are no options, rights, other warrants or other agreements by the Company entitling any person to purchase or otherwise acquire, outstanding securities convertible or exchangeable into any capital stock or other securities of the Company, aside from those described herein. However, this fact in no way shall preclude the Company from issuing any of the aforementioned securities or other similar securities, including debt instruments, to capitalize the Company as Management sees fit. All Company actions required to be taken by the Company prior to the issuance and sale of the securities to subscribers have been taken. The securities, when sold, issued and delivered in accordance with the terms of the Subscription Agreement, for the consideration expressed in that Agreement, will be duly authorized, validly issued, fully paid and non-assessable. None of the securities are subject to preemptive rights of any Note holder of the Company. When the securities offered are issued, the expenditure of the Company will be as set forth in this Offering under the "Source and Use Statement" contained in Exhibit A.

(b) The Company is duly organized, perpetual existing and in good standing as a corporation in accordance with the related Laws, acts, regulations and other rules governing business in the Great State of Delaware.

(c) The Company is not in violation of any terms or provision of any of its charter documents including its Articles of Organization and Operating Agreement; of any material term or provision of any indenture, mortgage, deed of trust, note agreement, lease or other agreement or instrument to which it is a party or by which it is or may be bound or to which any of its assets, property or business is or may be subject: of any material term of any indebtedness; or of any statue or any judgment, decree, order, rule or regulation of any court, regulatory body or administrative agency or other federal, state or other government body, domestic or foreign, having jurisdiction over its assets, property or business, which violation or violations, either in any case or in the aggregate, might result in any material adverse change, financial or otherwise, in its assets, properties, condition, business, earnings, or prospects; and the delivery of this Offering, the consummation by the Company of the transaction contemplated in it and compliance by the Company with the terms of the subscription documents, will not result in any of these violations.

(d) The financial requirements and projections of the Company set forth in this Offering under Exhibit A are based on Management's best estimates regarding the Company and its business plans.

(e) The Company has filed all federal, state, local and foreign tax returns which are required to be filed or has requested extensions and has paid all taxes due.

(f) There are no facts presently existing or events which have occurred which constitutes a material financial liability of the Company, not disclosed herein or in the exhibits hereto.

Capitalization Plan

Management believes that the $5,000,000 in debt development capital sought through this offering will be sufficient to allow Management to grow the Company business and attract further capital necessary for the future of the Company.

Management plan to keep the Company a closely **privately-held Company**. Management may execute an Initial Public Offering after a period of time or before, if the need arises and there is a favorable market environment. However, there is no liquid or public market for the Participating Promissory Notes herein and there can be no assurance that a liquid market for the Notes will develop.

Maximum Purchase Requirement

Each qualified investor will be subject to a minimum purchase requirement of the Participating Promissory Notes for $10,000 per Note. There is (1) One maximum (**Negotiable**) amount of the securities that can be purchased by any qualified investor, up to the maximum amount being offered. Management may waive the minimum/maximum purchase requirement at its sole discretion.

The Offering Period

The offering extends from the offering date of **07/01/2011** to the close of business on **07/04/2011** (or earlier if the total amount of Notes offered are sold) unless the offering is extended at the sole discretion of the Company. The Company may terminate the offering at any time for any reason or for no reason.

Availability of Information

Prospective investors and their investment advisors are invited to communicate with Stanley M. Johnson, Chairman, President, & CEO by phone at ((609)) 476-2625, not a business phone or by e-mail, **e-mail contact first option!** at checkpointcorporation@yahoo.com or in person by appointment at 1201 N. Orange Street, Suite 600 Wilmington, Delaware 19801. Prospective investors and their purchasers representatives are also invited to request any material information reasonably available from the Company relating to its information, managers, business activities, or anything else set forth in this Memorandum, which is not competitively confidential.

Escrow Agent

There is no minimum aggregate offering amount and therefore no need to establish an Escrow account or Escrow Agent relationship. Management will the proceeds from this offering, when received and as needed and in relative concert with the "Sources and Use Statements" contained in Exhibit A, to further the Company's financial goals and objectives.

Registrar & Transfer Agent

As with most Private Placement Offerings, the Company shall act as the Registrar and Transfer Agent to save on costs associated with those services. However, the Company may appoint one or more Transfer Agent and Registrars to act in its place where numerous securities may be presented for registration of transfer exchange.

The Company and any Registrar or Transfer Agent may deem and treat the person in whose name any of the securities shall be registered upon the books of the Company as the absolute owner for the purpose of receiving notices of any nature and payment of or on account of the dividends or other distributions and for all other purposes; and neither the Company nor the paying agent nor any registrar or transfer agent shall be affected by any notice to the contrary. All such payments and notices so made to any registered holder or upon his/her or its order shall be valid and, to the extent of the sum or sums so paid, effectual to satisfy and discharge the liability for notices owed or moneys paid upon any such distribution.

Promissory Note holders Right of Inspection of Books and Records

In compliance with applicable federal and state law, any Promissory Note Shareholder, Membership Interest Shareholder, holder of voting trust certificate, or their agent, may inspect and copy the Operating Agreement, the minutes, of the proceedings of Membership Interest Shareholders, the annual statement of affairs, and any voting trust agreement on file at the Company's principal office during normal business hours. In addition, any Note-holder or holder of voting trust certificate, or their agent, may present to any manager or resident agent of the Company a written request for a statement showing all Note and securities issued by the Company during a specified period of not more than 12 months preceding the date of the request. The Company must respond to the request within 30 days of the date in which it was made.

Plan of Distribution

The Promissory Notes will be allocated to purchasers of the securities in Promissory Note form. Such forms shall be cut, signed and mailed within 10 days after receipt of funds, indicating a legend on the left side of the Note(s), stating transfertibility and resale restrictions.

Size of Offering

Amount of Notes Offered	Price Per Note	Commission	Net Proceeds to Firms
1	$5,000,000	$0.00	$5,000,000
100	$1,000,000	$0.00	$1,000,000
200	$2,000,000	$0.00	$2,000,000

NOTE: Proceeds to the Company are computed before deducting expenses of this offering, including legal fees, consulting fees, promotional and marketing expenses associated with this offering, and other offering expenses, which will be paid by the Company out of proceeds of this offering. (See: "Estimated Use of Proceeds Statement").

Estimated Use of Proceeds Statement

For the balance of 2011, the proceeds are to be used to initiate the Company's development and growth, More specifically:

1. $500,000 loan for the purposes, to initiate location(s) Hubzone properties.
2. $250,000 loan for the purposes of obtaining inventory requirements.
3. $350,000 for general and administrative expenses for the first 12 months.
4. $3,900,000 to serve as a contingency reserve to further assure that the Company is funded.

The balance and loan-repayment proceeds of up to $5,000,000 in cash shall be allocated in conjunction with anticipated revenues as illustrated in Exhibit A for year 2010/11. The funds shall be used in relative concert with the pro forma financial projections so denoted in Exhibit A. Management plans on using such proceeds to further the Company's financial and operating plans contained herein. If full amount of capital is not raised, Management shall make the necessary adjustments in its sole discretion, to further the Company's financial and operating plans. Please refer to Exhibit A "Sources and Uses Statement" and the Notes to Pro Forma Financial Projections contained therein for a detailed analysis of the use of proceeds.

Prior Offerings

There has been no prior execution of a securities offering for this Company.

Documents Incorporated by Reference

All of the information contained in this Offering and the enclosed Exhibits are hereby incorporated herein by references. This Offering contains summaries of certain documents believed to be accurate but references must be made to the actual documents for complete information concerning the rights and obligations of the parties thereto. Copies of such documents are made available at the main office of the Company.

All such summaries are qualified in their entirety by reference to the actual and complete documents. Specific documents relating to this investment shall be made available to the prospective investors and their advisors or purchaser representatives upon written request received by the Company's Management.

Voting Rights

The Participating Promissory Note-holders have no right to vote on any matter concerning the company. However, Participating Promissory Note-holders have the right to vote on any change in the terms of the Participating Promissory Notes issued hereby. Any proposed change must receive a unanimous vote to be effective.

Voting Control

The Participating Promissory Note-holder have no right to vote on any matter concerning the company and therefore shall not have any voting control.

Preemptive Rights

The Participating Promissory Note-holder have no Preemptive right to purchase additional Notes. Management, out of general courtesy to its existing Note-holder base, might/may offer subsequence securities offerings to existing Participating Promissory Note-holders of its securities on a first come first serve basis for a period of 30 days after notification of the intent to sell additional securities. After the 30 day period, the Company is under no obligation to sell securities to existing Participating Promissory Note-holders and might/may issue and deliver un-issued Participating Promissory Note, options, warrants, rights, or debt instruments or other securities having conversion or option rights, to other prospective investors as Management deems appropriate.

Company's First Right of Refusal

The Company reserves the right as a "first right of refusal" to purchase any of the Company's securities which may be noticed for sale by the Company's investors.

To Purchase Participating Promissory Notes

To purchase the Participating Promissory Notes offered herein, the Subscription Agreement furnished with this Offering must be complete and received by the Company after the official Offering Date : **07/01/2011** and prior to the Termination Date: **07/04/2011** with full payment for the purchase of the Notes offered herein, a copy of the Subscription Agreement is contained at the end of this Offering. (See Exhibit B).

Management retains the right to reject any subscription for the securities in whole or in part, withdrawal or cancellation of the offer without notice.

All potential investors consent to reasonable inquiries made by the Company and its representatives to assist in verifying that they meet the suitability requirements applicable to this offer. The Company will promptly notify each subscriber of its acceptance or rejection of a subscription hereunder and will promptly return the full purchase price for any portion of a subscription that is rejected.

The Company will not accept a Subscription Agreement unless forty-eight (48) hours have elapsed after delivery of this Offering to the subscriber.

All potential investors consent to reasonable inquiries made by the Company and its representatives to assist in verifying that they meet the suitability requirements applicable to this offering. The Company will promptly notify each subscriber of its acceptance or rejection of a subscription hereunder and will promptly return the full purchase price for any portion of a subscription that is rejected.

RISKS AND OTHER IMPORTANT FACTORS

Any person contemplating an investment in the securities offered herein should be aware of the risk factors relevant to the offering and should consider, among other things, those factors set forth below.

Best Efforts Offering

This offering is being conducted on a "best efforts" basis by the Company Managers only. No other individual may solicit or sell the securities offered herein. No guarantee can be given that all or any of the securities will be sold, or that sufficient proceeds will be available to conduct successful operations without the need for further financing if only a portion of the securities are sold.

Limited or No Substantial Operating History

The Company is a development stage company recently formed in May 5, 2005 for the purpose of carrying out the business plans contained herein. Although Management has many years experience in the business sector, the Company as an entity, is relatively new as such has little substantial operating history.

No Guarantee of Profitability

The Company anticipated that revenues will be sufficient to create net profits for the Company. However, there can be no assurance that revenue will be sufficient for such purpose. Although Management believes in the Company economic viability, there can be no guarantee that the business will be profitable to the extent anticipated. Success of the venture is primarily dependent upon the extent that the Company is able to operate the venture in accordance with expectations and assumptions as set forth in the financial projections. (See Exhibit A "Pro Forma Financial Projections").

No Guarantee Return of Investor's Capital Contributions

The Participating Promissory Notes offered hereby are speculative and involve a high degree of risk. There can be no guarantee that an investor will realize a substantial return on the investment, or any return at all, or that the investor will not lose the entire investment. For this reason, each prospective investor should read this offering and all Exhibits carefully and should consult with his/her or its own legal counsel, accountant(s), or business advisor(s) prior to making any investment decision.

Capital Requirements

Management believes that the capital raised from this offering will be sufficient to cover costs to launch the further development of the Company as described herein, however, there can be no guarantee that the Company may not require additional funds, either through additional equity offerings or debt placement, to continue operating and to seek profitability. Such additional capital may result in dilution to the Company's Shareholders, or result in increased expenses and decreased returns to the Company's Shareholders. The Company's ability to meet short term and long-term financial commitments may depend on the future cash flow generated from subsequent securities offerings and operations. There can be no assurance that future profits or subsequent securities offerings will generate enough funds to meet the Company's financial commitments.

Arbitrary Determination of Offering Price

Management believes it has priced the securities offered herein to provide for an exceptional rate of return on investment for the relative risk involved in owning the securities, if the pro forma financial projections prove to be correct or exceeded. The offering price of the Notes being offered herein was arbitrary determined and bear no relationship to assets, book value, earnings, or other established criteria of value.

In determining the offering price such factors as the limited financial resources of the Company, the nature of the Company's assets, estimates of the business potential of the Company, the amount of equity and voting control desired to be retained by the Company's existing Shareholders, the amount of dilution to investors, and the general condition of the securities market, were considered.

Competition

Management believes that the competition is limited in the New Castle County Hubzone area. Our focus is on federal contracting projects, and this focus is shared only by a few development companies in the area. High barriers to entry into will limit competition, although future competition may surface if others follow CheckPoint Corporation business model.

Operations will eventually be expanded into the Dover, Newark, and Baer Hubzone areas. At that time, we can expect increased competition from other contractors, providing their federal contractors. That said, Management cannot guarantee that its approach will not be imitated in whole or in part at any time

Reliance upon Management

The success of the Company depends to a large degree upon the efforts of the Company's Management. Management shall have the exclusive control of all aspects of the business of the Company and in this regard, Management will make all decisions relating to operations such as the selection of personnel and the amount of proceeds to apply to daily operations and capital raising efforts. Management believes that its accumulated industry knowledge will allow the Company successfully to pursue sound Management and financial strategies to continue as an ongoing concern. No person should purchase any of the securities offered hereby unless an investor is willing to entrust all aspects of the Company's operations to its Management. Management has budgeted for Key Person life insurance to replace a member of the Management team, in case of incapacity or death of a Management team member.

Reliance on Market Research

A substantial portion of the market research conducted for this project is based upon management's prior business experience as well as personal discussions with industry leaders. While the initial response has been positive, such information is highly subjective, with independent statistics to rely upon. While the Company considers these indicators to be very favorable for the development of its business, there is no definite proof of the size of the potential market or that the business plan contained herein can achieve all its stated goals.

Governmental Regulation

The federal contracting industry, in which CheckPoint Corporation will become an active participant, is highly-regulated at both State and Federal Levels. CheckPoint Corporation will continue to comply with all applicable regulations affecting the markets in which it operates however, such regulation may become overly burdensome and therefore may have a negative affect on the Company's ability to perform as illustrated.

Financial Projections

The Management of the Company, based on information and assumptions Management believes to be reasonable, prepared the financial projections enclosed with this Offering. Such projections, therefore, reflect only the Management's current expectation of likely results. The ordinarily will be differences between projected results and actual results because events and circumstances frequently do not occur as expected, and differences can be material. Thus, projected benefits to investors may also vary and there can be no guarantee that the results shown in the enclosed projections will be realized in whole or in part. Neither the Company nor its affiliates or professional advisors guarantee or warrant the projected results. It should also be noted that projections are based on the assumption that all of the securities will be sold for this offering as well as for offerings related to raising the necessary capital. Projected results may vary substantially if less than the entire amount of capital sought is received.

The financial projections provided herein depend on various assumptions, which may prove to be incorrect. There is no assurance that the actual event will correspond with such assumptions. Future results and investment returns are impossible to predict with any real accuracy and no representation or warranty of any kind is made by this firm, its Management or its representatives respecting the current or future accuracy or completeness of, and no representation is to be inferred from, such projections.

Restriction on Transfer

The securities have restrictions and limited transferability, there is currently no public trading market for the securities and no guarantee can be given that one will develop. The securities have not been registered under the Securities Act of 1933, as amended(the "1933 Act") or under any state securities laws. The securities are being offered and sold pursuant to exemptions from applicable federal and state registration requirements, allowing for transactions, which do not involve a "public offering". the Company is under no obligation to provide registration of the securities in the future. Any subsequent sales of the securities by investors may only be permissible if an exemption from the applicable federal and state registration provisions is available at the time of the proposed sale. The Company cannot guarantee to any investor that such an exemption will be available.

The Company is not subject to the periodic reporting requirements of Section 13 or 15(d) of the Securities Act of 1934 and may or may not choose to make available to the public, in the foreseeable future, information with respect to the Company affairs sufficient to permit the use of Rule 144 under the 1933 Act as a means of disposing of an investment in the Company. Consequently, holders of the securities may not be able to liquidate their investment in the event of an emergency.

Private Offering Exemption

These securities are being offered in reliance upon the non-public offering exemption as provided in the 1933 Act, 4(6) The Accredited Investor Exemption and/or Regulation D, Rule 506 promulgated thereunder, and applicable state securities registration exemptions. Although Management shall exercise due care in the offering of these and other securities related to raising capital for the Company, there can be no guarantee that this offering successfully complies with the requirements of the 1933 Act, 4(6), The Accredited Investor Exemption and/or Regulation D, Rule 506 and other applicable state securities laws. If the Company should fail to comply with the requirements of the 1933 Act, 4(6)The Accredited Investor Exemption and/or Regulation D, Rule 506, or applicable state securities laws, and is not sufficiently profitable to remain attractive to the purchaser of its securities, investors might assert that they have the right to rescind their investment. Because compliance with the securities statutes is highly technical and difficult, an investor seeking rescission potentially could succeed. If a number of investors successfully sought rescission, the Company could face severe financial demands, which could adversely affect the Company and therefore the non-rescinding investors.

No Litigation

Management is aware of no action, investigations, lawsuits or other proceeding against the Company or any of its managers of any nature in effect, pending or threatened which individually or in the aggregate might result in any material adverse change, financial or otherwise, in the assets, properties, condition, business, earnings or prospects of the Company, or which the question the validity of the capital stock of the Company, the subscription documents or any action taken by the Company in connection with this offering.

Dilution

Due to the nature of the Preferred Promissory Notes offered herein, as a forward lien security on assets in the case of business liquidation, there will be no dilution of Preferred Note interest in relationship to ownership or an investment in the Preferred Notes and the Company.

The Estimated Rate of Return projections contained in the Executive Summary and the notes to pro forma financial projections contained in Exhibit A take into account a fully diluted basis of the total authorized 1/100/200 Promissory Notes to be outstanding in arriving at the Estimated Rate of Return figures.

Ministerial Errors and Omissions

Any clerical mistakes or errors in the Offering should be considered ministerial in nature and not a factual misrepresentation or a material omission of fact.

Investor Suitability Standards

See Subscription Agreement

Tax Structure

CheckPoint Corporation should be treated as a corporation for tax purposes. The federal and state tax obligations by the profits and losses of the Company shall "pass through" on a pro forma rata basis, to each individual Promissory Note-holder. Cash distributions should be treated as such for tax purposes, however one should seek advise of their own tax advisor in regards to these matters.

Tax Matters

The following summaries certain U.S. Tax considerations relating to an investment in the Company. This summary is based upon the law, regulation and practices as of the date of this Offering, which are subject to change and to differing interpretation. Investors should note that the following is only of a general nature and does not address all possible tax consequences relating to an investment in the Company.

This summary does not address the tax consequences applicable to all categories of investors. In particular, this description does not purport to address the potential tax considerations that may be material to a U.S. Member (as described below) based on its particular situation and does not address the tax considerations applicable to U.S. Member that may be subject to special tax rules, such as financial institutions, insurance companies, real estate investment trusts, regulated investment companies, grantor trusts, traders in securities that elect to use a mark-to-market method of accounting for their securities holdings, dealers in securities or currencies or U.S.Persons (as defined below) that have a functional currency other than the U.S.dollar. Moreover, this discussion does not address the state, local or alternative minimum tax consequences of the acquisition,ownership or disposition of Notes in the Company.

Investors should consult their own tax advisor on the specific tax implications of acquiring, holding, receiving distributions in respect of, and disposing of, the Notes because the specific tax treatment applicable to a Investor may differ from the following summary.

Income or gains of the Company may be subject to withholding, income or other tax in the jurisdiction where the investments are located or where the Company is engaged in business. Prospective investors should note that this summary does not address the interaction of the U.S. federal tax laws and any income or estate tax treaties between the U.S. and any other jurisdiction. This summary also does not address the possible tax consequences to the Company or to partners under non-united States tax laws.

The Company's income may be subject to the Delaware state tax, at the rate as determined by state law, of net income per year or tax rates in other jurisdictions as they pertain.

Prospective investors should consult their own tax advisors with respect to the specific tax consequences of an investment in the Company, including the application and effect of any U.S.federal, state, estate, local, foreign and other tax laws, and including the effect of recently passed U.S.tax legislation.

U.S. Tax-exempt investors should read the section addressed to them below, and should consult their own tax advisor concerning the consequences to them, in their particular situations, of investing through such separate investment vehicles.

For the purpose of this discussion, a "U.S. Person" or a "U.S. Member" is an individual who is a citizen or resident of the United States, as determined for U.S. Federal income tax purposes, a corporation or an entity treated as a corporation for such purposes that is created or organized in or under the laws of the United States or any political subdivision thereof, an estate, the income of which is subject to U.S. Federal income taxation regardless of its source, or a trust if (i) it is subject to the primary supervision of a court within the united States and one or more U.S. Persons have the authority to control all substantial decisions of the trust, or (ii) it had a valid election under applicable U.S. Treasury regulations to be treated as a U.S. Person. If a Limited Liability Company is an investor, the tax treatment of a partner in such Limited Liability Company will generally depend upon the status of the partner and the activities of such Limited liability Company.

Corporation Status

Subject to the rules applicable to "publicly traded Corporation's", a domestic Corporation, will generally be classified as a Corporation for U.S. Federal income tax purposes unless it elects to be treated as a S corporation.

The Company may elect to be treated as a C corporation for U.S. Federal income tax purposes. However, an entity that would otherwise be classified as a C corporation for such purposes may nonetheless be classified as an association taxable as a corporation if it is treated as a "publicly traded Corporation. Management intends to obtain and rely on representations and undertaking from each investor and conduct the activities of the Company to ensure that the Company is treated as a Corporation. The discussion herein assumes that the Company will be treated as a Corporation for U.S.federal income tax purposes. The classification of an entity as a corporation will be respected for all states, local or non-U.S. Tax purposes.

U.S. Members

General, each U.S. Member will be required to take part into account its distributive Note of items of income, gain, loss, deduction and credit of the Company for each taxable year of the Company ending with or within the Member's taxable year. Each item generally will have the same character and source (either U.S. Or foreign) to a U.S. Member as though the U.S. Memebr realized the item directly. U.S. Members must report those items without regard to whether any distribution has been or will be received from the Company.

The Company may and/or in its sole discretion invest in certain securities, such as original issue discount obligations, preferred stock with redemption or repayment premiums, hedging and derivative investments or in certain entities, and consequently the U.S. Members, to recognize taxable income without receiving a corresponding amount of cash. Moreover, the Company may reinvest, repay debt with, or otherwise not distribute various amounts of its taxable receipts. In addition, the Company intends to make the most of its investments through subsidiary entities treated as flow-through entities for U.S. Tax purposes. Thus, taxable income allocated to a U.S. Member may exceed cash distributions, if any, made to such U.S. Member, in which case such Member may have to satisfy tax liabilities arising from an investment in the Company from such Member's own funds.

Allocations

For U.S. Federal income tax purposes, a U.S. Member's allocable Note of items of income, gain, loss, deduction or credit of the Company will be determined in accordance with the allocation provisions of the Corporation Operating Agreement if such allocations have "substantial economic effect" or are determined to be in accordance with such U.S, Member's interest in the Company. If the U.S. Internal Revenue Service (IRS) were to successfully challenge allocations contained in the Corporation Agreement, the resulting allocations could be less favorable to a U.S. Mmeber that the allocations contained in the Corporation Agreement.

Basis

Each U.S. Member will (subject to certain limits discussed below) be entitled to deduct its allocable Note of the Company's losses to the extent of its basis in its Notes in the Company at the end of the tax year of the Company in which such losses are recognized. A U.S. Member's tax basis in its Notes is, in general, equal to the amount of cash the U.S. Member has contributed to the Company, increased by the U.S.Member's Note of income and liabilities of the Company, and decreased by the U.S. Member's proportionate Note of distributions, losses, and reductions in such liabilities.

If cash (including in certain circumstances distributions of certain marketable securities treated as cash distributions) distributed to a U.S. Member in any year, including for this purpose any reduction in that U.S. Member's Note of the liabilities of the Company, exceeds that Member's Note of the taxable income of the Company for that year, the excess will reduce the tax basis of that U.S. Member's interest and any distribution in excess such basis will result in taxable gain. In general, distributions of property other than cash (as described above) will reduce the basis (but not below zero) of a U.S. Member's Note by the amount of the Company's basis in such property immediately before its distribution but will not result in the recognition of taxable income to the U.S. Member.

Limits on Deduction for Losses and Expenses

Various Company deductions allocable to certain U.S. Members may be subject to limitations for U.S.federal income tax purposes. Although the Company is not intended to be a tax shelter, it is possible that losses would exceed income in a given year. Any such losses may be passive losses, which may subject individuals, closely held corporations and other U.S. Members to limitations on deductions for such losses. Loss deductions for such Members may also be subject to the at-risk limitations. Deductions for the Company expenses and fees may be treated as miscellaneous itemized deductions, which may be subject to additional limitations on deductions for individuals, estates and trusts, including the threshold for deductibility that the deductions must exceed two percent of the taxpayer's adjusted gross income, if such items of deduction are attributable to investment activities of the Company as opposed to activities that represent a trade or business for the U.S. Federal income tax purposes. If the Company were to borrow money to distribute the proceeds to its investors, an individual U.S. Member's Note of the interest incurred by the Company on such loan could, under certain circumstances, constitute non-deductible personal interest. Corporate U.S. Members may be subject to other limits on losses including, for example, limits under the dual consolidated loss rule.

The deductibility of capital losses is subject to limitations. In the case of a U.S. Member that is a corporation, capital losses may only offset capital gains and unused capital losses can generally be carried back three years and carried forward five years.

In the case of a U.S. Member that is an individual, capital losses offset capital gains and a limited amount of capital losses can be used to offset ordinary income (currently $3,000) in a year in which capital losses exceeds capital gains. Any unused portion of such excess capital losses can be carried forward (but not back) to future years.

In general, subject to a limited allowance for deduction of organizational expenses in the first year, neither the Company nor any U.S. Member may currently deduct organizational or syndication expenses. All remaining organizational expenses are amortized over a 15-year period. U.S. Members may claim ordinary deductions for fees paid to Management, but the IRS may take that view that such amount must be capitalized and treated as part of the cost of an investment made by the Company. U.S. Members should consult their own tax advisors regarding limitations on losses and deductions resulting from an investment in the Company.

Taxation of the Company's Operations

In light of the Operations of the Company, gains from the sale of cash allocable to the Members will primarily be taxed as ordinary income from passive activities. Any losses allocable to the Members will be considered passive and only be offset by the Members against other passive income. Passive losses may be fully allowable upon the complete disposition of the interest in properties. In addition, the Company may realize Section 1231 gains and losses as property used in a trade or business.

Sale or other Disposition of Notes

A U.S. Member that sells or otherwise disposes of Notes in a taxable transaction generally will recognize gain or losses equal to the difference, if any, between the adjusted basis of the Notes and the amount realized from the sale or disposition. The amount realized will include the U.S. Member's Note of the Company's liabilities outstanding at the time of the sale or disposition. If the Member hold the Notes as a capital asset, such gain or loss will be capital gain or loss except to the extent of proceeds attributable to "unrealized receivables" (including, among other items, depreciation recapture and stock in certain foreign corporations) and "inventory items." The capital gain or loss generally will be long-term capital gain or loss if the Notes were held for more than one year on the date of such sale or disposition; provided, however, that a capital contribution by the U.S. Member within the one-year period ending on the date on such sale or disposition will cause part of such gain or loss to be short-term.

Long-term capital gain of individuals is generally taxed at a rate of 15%, but long-term capital gain could be taxed at a rate of 50% to the extent that any of such gain is attributable to depreciation deductions that are not recaptured as ordinary income. As discussed above, the deductibility of capital losses is subject to limitations.

If any additional amount paid on the capital contributions of a new Member admitted to the Company subsequent to the Company's Initial closing are distributed to the existing Limited partners, Management intends to treat such amounts as guaranteed payment for the use of capital, which will be includible by the existing Members as ordinary income.

In the event of a sale or other transfer of Notes at any time other than the end of the Company's taxable year, the Note of income and losses of the Company for the year of transfer attributable to the Notes transferred will be allocated for U.S. Federal income tax purposes between the transferor and the transferee on either an interim closing-of-the books basis or a pro rata basis reflecting the respective periods during such year that each of the transferor owned the Notes.

U.S. State and Local Taxes

In the addition to U.S. Federal income tax consequences, prospective investors should consider potential U.S. State and local tax consequences of an investment in the Company in the state or locality in which they are a resident for tax purposes.

U.S. Tax-Exempt Investors

Qualified pension plans and certain other U.S. Tax-exempt entities are subject to U.S. Federal income tax on their unrelated business taxable income ("UBTI"). subject to certain exceptions, UBTI is gross income derived by such a tax-exempt entity from an unrelated trade or business (including a trade or business conducted by a Limited Liability Company of which the tax-exempt entity is a partner), less the deductions directly connected with that trade or business. UBTI generally does not include dividends and interests. In light of the investment strategy of the Company in which gain or losses will be derived from the sale of manufacturing, UBTI will be generated consequently such income will be subject to the applicable tax(es).

In addition, if a U.S. Tax-exempt entity's acquisition of an interest in a Limited Liability Company is debt-financed, or the Company incurs "acquisition indebtedness" that is allocated to the acquisition of an investment by such Limited Liability Company, then UBTI would include a percentage of gross income (less the same percentage of deductions) derived from such investment regardless of whether such income would otherwise be excluded as dividends, interest, rent, gain or loss from the sale of eligible property or similar income.

The Company and its subsidiaries that are treated as flow-through entities for U.S. Federal income tax purposes may earn operating income that would be UBTI if earned by a U.S. Tax-exempt Member directly. In addition, the Company expects to incur debt either directly or through flow-through entities in which it invests.

ERISA Considerations

A fiduciary of a pension, profit sharing, or other Benefit Plan Investor subject to ERISA should consider fiduciary standards under ERISA in the context of the plan's particular circumstances before authorizing an investment of a portion of such plan's assets in the Company. Accordingly, among other factors, such fiduciary should consider (i) whether the investment satisfies the prudence requirements of Section 404(a) (1) (B) of ERISA, (ii) whether the investment satisfies the diversification requirements of section 404 (a) (1) (C) of ERISA, and (ii) whether the investment is in accordance with the documents and instruments governing the plan as required by Section404 (a) (1) (D) of ERISA.

Section 406 of ERISA and Section 4975 of the internal revenue code (the "Code") prohibits an employee benefit plan from engaging in certain transactions involving "plan assets" with parties, which are "parties in interest" under ERISA or "disqualified persons" under the Code with respect to the plan. Consequently, a fiduciary of a plan subject to ERISA or the Code should consider whether an investment in the Company constitutes or gives rise to a prohibited transaction under ERISA or the Code.

If the assets of the Company were deemed to be assets of a plan which invested in Notes of the Company, such investment might be deemed to constitute a delegation under ERISA of the duty to manage plan assets by the fiduciary deciding to invest in the Company, and certain transactions involved in the operation of the Company might be deemed to constitute prohibited transactions under ERISA and the Code. ERISA and the Code do not define "plan assets." Pursuant to regulation issued by the Department of Labor, the assets of the Company will not be considered to be assets of plans which purchase Notes if less that 50% of the value of each class of equity interests in the Company is held by Benefit Plan investors (e.g., employee benefit plans subject to ERISA, individual retirement accounts, and other employee benefit plans not subject to ERISA, such as governmental plans).

The department of labor regulation further require that the Corporation interests held by Management and any of its affiliates must be disregarded in determining whether Benefit Plan Investors own less than 50% of the value of the aggregate Corporation interests in the Company.

While employees benefit plans, which are governmental plans (as defined in Section 3(32) of ERISA and certain church plans (as defined in Section §(33) of ERISA) are not subject to ERISA requirements, they are included solely for purposes of the 50% limitation.

Due to the complexity of these rules and the penalties imposed upon persons involved in prohibited transactions, it is particularly important that potential plan purchasers consult with their respective counsel regarding the consequences under ERISA of their acquisition and ownership of Notes.

U.S. Securities Laws and Foreign Investors

The offer and sale of the Notes will not be registered under the Securities Act pursuant to an exemption from the registration requirements of the Securities Act of 1933, and the securities laws of certain states. Each investor must furnish certain information to the Company and represent, among other customary private placement representation, that it is acquiring its Notes for investment purposes and not with a view towards resale or distribution. The acquisition of Notes by each investor also must be lawful under applicable state securities laws or the laws of the applicable foreign jurisdiction if the investor is a non-U.S. Person.

The Notes have not been, and will not be, registered under the Securities Act. Accordingly, the United States securities laws impose certain restrictions upon the ability of a Member to transfer each Note. Notes may not be offered, sold, transferred or delivered, directly or indirectly, unless (i) such Notes are registered under the securities Act and any applicable state securities laws, or (ii) an exemption from registration under the Securities Act and any applicable state securities laws is available. Moreover, there will be no liquid, public market for the Note(s)/Shares, and none is expected to develop.

Further, Notes may not be offered, sold, transferred, or delivered, directly or indirectly, to any "Unacceptable Investor". "Unacceptable Investor" means any person who is a:

(a) person or entity who is a "designated national", "specially designated national", "specially designated terrorist", "specially designated global terrorist", "foreign terrorist organization", or "blocked person" within the definition set forth in the Foreign Assets Control Regulations of the United States Treasury Department, 31 C.F.R., Subtitle B, Chapter V, as amended;

(b) persons acting on behalf of, or an entity owned or controlled by, any government against whom the United States maintains economic sanctions or embargoes under the Regulation of the united States treasury Department, 31 C.F.R., Subtitle B, Charter V, as amended--including, but not limited to--the "Government of Sudan", the "Government of Iran", the "Government of Cuba", the "Government of Syria", and the "Government of Burma"; or

(C) persons or entity subject to additional restrictions imposed by the following statues or Regulations and Executive Orders issued thereunder: the Trading with the Enemy Act, 50 U.S.C. app. §§1 et seq., The Iraq Sanction Act, Pub. L. 101-513. Title V, §§ 586 to 586J, 104 Stat. 2047, the National Emergencies Act, 50 U.S.C. §§ 1601 et seq., The Antiterrorism and Effective Death Penalty Act of 1996, Pub. L. 104 132, 110 Stat. 1214 1319, the International Emergency Economic Powers Act, 50 U.S.C. §§ 1701 er seq., The United Nations Participation Act, 22 U.S.C. § 287c, the International Secruity and Development Cooperation Act, 22 U.S.C. § 2349aa-9, the Nuclear Proliferation Pervention Act of 1994, Pub. L. 103 236, 108 Stat. 507, the Foreign Narcotics Kingpin Designation Act, 21 U.S.C. §§ 1901 et seq., The Iran and Libya Sanctions Act of 1996, Pub. L. 104 172, 110 Stat. 1541, the Cuban Democracy Act, 22 U.S.C. §§ 6001 et seq., The Cuban Liberty and Democratic Solidarity Act, 22 U.S.C. §§ 6021-91, and the Foreign Operations, Export Financing and Related Programs Appropriations Act, 1997, Pub. L. 104 208, 110 Stat. 3009 172, or any other law of similar import as to any non U.S. Country, as each such Act or law has been or may be amended, adjusted, modified, or reviewed from time to time.

In the event of a registered public offering of Notes in the U.S., The Company would become subject to the reporting obligations under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). under such circumstances, investors that own more than 5% of the Company's outstanding Notes may be obligated to make certain information filings with the Commission pursuant to the Exchange Act. Each prospective investor is advised to consult with its own advisor regarding the securities law consequences of ownership of Notes if the Notes become subject to the Exchange Act.

Compliance with Anti-Money Laundering Requirements

The Company may be subject to certain provisions of the USA PATRIOTAct of 2001 (the "Patriot Act"), including, but not limited to, Title III thereof, the International Money Laundering and Abatement and Anti-Terrorist Act of 2001 ("Title III"), certain regulations and legal requirements imposed or enforced by the office of Foreign Assets Control ("OFAC") and other similar laws of the United States. In response to increased regulatory concerns with respect to the sources of funds used in investments and other activities, the Company may request that investors provide additional documentation verifying, among other things, such investors identity and source of funds to be used to purchase Notes. The Company may decline to accept a subscription if this information is not provided or on the basis of the information that is provided. Requests for documentation and additional information may be made at any time during which a Member holds Notes.

The Company may be required to report this information, or report the failure to comply with such requests for information, to appropriate governmental authorities, in certain circumstances without informing a Member that such information has been reported. The Company will take such steps as it determines are necessary to comply with applicable law, regulations, orders, directives or special measures, including, but not limited to, those imposed or enforced by OFAC, the Patriot Act and Title III.

Governmental authorities are continuing to consider appropriate measures to implement anti-money laundering laws and at this point it is unclear what steps the Company may be required to take; however, these steps may include prohibiting a Member from making further contributions of capital to the Company, depositing distributions to which such Member would otherwise be entitled into an escrow account or causing the withdrawal of such Member from the Company.

STATE RESTRICTIVE LEGENDS

THE INCLUSION OF RESTRICTIVE LEGENDS FOR EACH STATE IN THIS OFFERING IS NOT INTENDED TO IMPLY THAT THE SECURITIES COVERED BY THIS OFFERING ARE TO BE OFFERED FOR SALE IN EVERY STATE; BUT IS MERELY A PRECAUTION IN THE EVENT THIS OFFERING MAY BE TRANSMITTED INTO ANY STATE OTHER THAN AS MAY BE DELIVERED BY THE COMPANY.

NOTICE TO RESIDENTS OF ALL STATES:
THE SECURITIES OFFERED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE"ACT") OR THE SECURITIES LAWS OF ANY STATE AND ARE BEING OFFERED AND SOLD SOLELY ON RELIANCE UPON EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE ACT AND SUCH LAWS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES OF THE COMPANY. EVEN IF SUCH MARKET EXISTED, PURCHASERS OF SECURITIES WILL BE REQUIRED TO REPRESENT THAT THE SECURITIES ARE BEING ACQUIRED FOR INVESTMENT PURPOSES ONLY AND NOT WITH A VIEW TO SALE AND DISTRIBUTION, AND PURCHASERS WILL NOT BE ABLE TO RESELL THE SECURITIES UNLESS THE SECURITIES ARE REGISTERED UNDER THE ACT AND QUALIFIED UNDER THE APPLICABLE STATE STATUES (OR UNLESS AN EXEMPTION FROM SUCH REGISTRATION AND QUALIFICATION IS AVAILABLE). PURCHASERS OF THE SECURITIES SHOULD BE PREPARED TO BEAR THE ECONOMIC RISK OF THEIR INVESTMENT FOR AN INDEFINITE PERIOD OF TIME. THE SECURITIES HAVE NOT BEEN APPROVED OR DIAAPPROVED BY THE SECURITIES COMMISSION OR ANY OTHER STATE OR FEDERAL REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON OR ENDORSED THE MERITS OF THIS OFFERING, NOR THE ACCURACY OR ADEQUACY OF THIS MEMORANDUM. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE. SEE "INVESTOR SUITABILITY STANDARDS," "RISK AND OTHER IMPORTANT FACTORS".

THE PRESENCE OF A LEGEND FOR ANY GIVEN STATE REFLECTS ONLY THAT A LEGEND MAY BE REQUIRED BY THAT STATE AND SHOULD NOT BE CONSTRUED TO MEAN AN OFFER OR SALE MAY BE MADE IN ANY PARTICULAT STATE. THIS MEMORANDUM MAY BE SUPPLEMENTED BY ADDITIONAL STATE LEGENDS.

THE SECURITIES REPRESENTED HEREIN HAVE NOT BEEN REGISTERED WITH THE SECURITIES COMMISSION PURSUANT TO SECTION 5 OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT") IN RELIANCE ON EXEMPTION FROM REGISTRATION INCLUDING SECTION 3(B), SECTION 4(2), REGULATION D, RULE 504, 505, or 506 AND SECTION 4(6) THE "ACCREDITED INVESTOR EXEMPTION" THEREUNDER FOR LOMITED OFFERINGS, FOR PRIVATE OFFERINGS AND RELEASE 33-4708 ISSUED BY THE SECURITIES COMMISSION ON JULY 9, 1963, FOR OFFERINGS TO FOREIGNERS.

NOTICE TO ALABAMA RESIDENTS
THESE SECURITIES ARE OFFERED PURSUANT TO A CLAIM OF EXEMPTION UNDER THE ALABAMA SECURITIES ACT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS NOT BEEN FILED WITH THE ALABAMA SECURITIES COMMISSION. THE COMMISSION DOES NOT RECOMMEND OR ENDORSE THE PURCHASE OF ANY SECURITIES, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF THIS PRIVATE PLACEMENT MEMORANDUM. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

NOTICE TO ALASKA RESIDENTS
THE SECURITIES OFFERED HAVE NOT BEEN REGISTERED WITH THE ADMINISTRATOR OF SECURITIES OF THE STATE OF ALASKA PROVISION OF 3 AAC 08.500 - 3 THROUGH AAC 08.506. THE INVESTOR IS ADVISED THAT THE ADMINISTRATOR HAS MADE ONLY A CURSORY REVIEW OF THE REGISTRATION STATEMENT AND HAS NOT REVIEWED THIS DOCUMENT SINCE THE DOCUMENT IS NOT REQUIRED TO BE FILED WITH THE ADMINISTRATOR. THE FACT OF THE REGISTRATION DOES NOT MEAN THAT THE ADMINISTRATOR HAS PASSED IN ANY WAY UPON THE MERITS, RECOMMENDED, OR APPROVED THE SECURITIES. ANY REPRESENTATION TO THE CONTRARY IS A VIOLATION OF A.S. 45.55.170.

THE INVESTOR MUST RELY ON THE INVESTOR'S OWN EXAMINATION OF THE PERSON OR ENTITY CREATING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED IN MAKING AN INVESTMENT DECISION ON THESE SECURITIES.

NOTICE TO ARIZONA RESIDENTS
THE UNITS OFFERED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF THE STATE OF ARIZONA (THE "ARIZONA ACT"), AND THEY THEREFORE HAVE THE STATUS OF SECURITIES AQUIRED IN AN EXEMPTION TRANSACTION UNDER ARS SECTION 44-1844 OF THE ARIZONA ACT. THE UNITS CANNOT BE RESOLD WITHOUT REGISTRATION UNDER THE ARIZONA ACT OR UNLESS AN EXEMPTION THEREFROM IS AVAILABLE.

NOTICE TO ARKANSAS RESIDENTS
THESE SECURITIES ARE OFFERED PURSUANT TO A CLAIM OF EXEMPTION UNDER SECTION 14(B) (14) OF THE ARKANSAS SECURITIES ACT AND SECTION 4(2) OF THE SECURITIES ACT OF 1933, AS AMENDED. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS NOT BEEN FILED WITH THE ARKANSAS SECURITIES DEPARTMENT OR WITH THE SECURITIES COMMISSION.

NEITHER THE DEPARTMENT NOR THE COMMISSION HAVE PASSED UPON THE VALUE OF THESE SECURITIES, MADE ANY RECOMMENDATIONS AS TO THEIR PURCHASE, APPROVED OR DISAPPROVED THEOFFERING, OR PASSED UPON THE ACCURACY OR ADEQUACY OF THE MEMORANDUM. ANY REPRESENTATIONTO THE CONTRARY IS UNLAWFUL.

NOTICE TO CALIFORNIA RESIDENTS
IT IS UNLAWFUL TO CONSUMMATE A SALE, TRANSFER OF THESE SECURITIES OR ANY INTEREST THEREIN, OR TO RECEIVE ANY CONSIDERATION THEREFROM WITHOUT THE PRIOR WRITTEN CONSENT OF THE COMMISSIONER OF CORPORATIONS OF THE STATE OF CALIFORNIA, EXCEPT AS PERMITTED IN THE COMMISSIONER'S RULES. THE SALE OF THE SECURITIES DESCRIBED IN THIS MEMORANDUM HAVE NOT BEEN QUALIFIED WITH THE COMMISSONER OF CORPORATIONS OF THE STATE OF CALIFORNIA AND THE ISSUANCE OF SUCH SECURITIES OR THE PAYMENT OR THE RECEIPT OF CONSIDERATION THEREFORE PRIOR TO SUCH QUALIFICATION IS UNLAWFUL, UNLESS THE SALE THEREOF IS EXEMPT UNDER APPLICABLE LAW. THE COMPANY IS RELYING ON THE EXEMPTION FROM SUCH QUALIFICATION PROVIDED BY SECTION 10102(f) OF THE CALIFORNIA CORPORATIONS CODE.

NOTICE TO COLORADO RESIDENTS
THESE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, ASAMENDED, OR THE COLORADO SECURITIES ACT OF 1981 BY REASON OF SPECIFIC EXEMPTION THEREUNDER RELATING TO THE LIMITED AVAILABILITY OF THE OFFERING. THESE SECURITIES CANNOT BE RESOLD, TRANSFERRED OR OTHERWISE DISPOSED OF TO ANY PERSON OR ENTITY UNLESS SUBSEQUENTLY REGISTERED UNDER THE SECURITIES ACT OF 1981, IF SUCH REGISTRATION IS REQUIRED.

NOTICE TO CONNECTICUT RESIDENTS
THE SECURITIES OFFERED HEREBY HAVE NOT BEEN REGISTERED UNDER SECTION 36-485 OF THE CONNECTICUT GENERAL STATUTES, THE UNIFORM SECURITIES ACT, AS AMENDED (THE "CONNECTICUT ACT"), AND THEREFORE CANNOT BE RESOLD UNLESS THEY ARE REGISTERED UNDER SECTION 36-485 OF THE CONNECTICUT ACT OR UNLESS AN EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 36-490(B) (9) OF THE CONNECTICUT UNIFORM SECURITIES ACT OR ANY OTHER SECTION OF THE CONNECTICUT ACT IS AVAILABLE. THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE BANKING COMMISSIONER OF THE STATE OF CONNECTICUT, NOR HAS THE COMMISSIONER PASSED UPON THE ACCURACY OR ADEQUACY OF THIS OFFERING, ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

NOTICE TO DELAWARE RESIDENTS
THE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE DELAWARE SECURITIES ACT (THE "DELAWARE ACT"), AND THEREFORE CANNOT BE RESOLD OR TRANSFERRED BY THE INVESTOR EXCEPT IN A TRANSACTION WHICH IS EXEMPT UNDER THE ACT OR PURSUANT TO AN EFFECTIVE REGISTRATION UNDER THE ACT.

NOTICE TO FLORIDA RESIDENTS
THE SECURITIES HAVE BEEN REGISTERED UNDER THE FLORIDA SECURITIES AND INVESTORS PROTECTION ACT (THE "FLORIDA ACT"), AND ARE BEING SOLD IN RELIANCE UPON AN EXEMPTION PROVISION CONTAINED THEREIN. PURSUANT TO SECTION 517.061(11) (a) (5) OF THE FLORIDA STATUTES, IF SECURITIES ARE SOLD TO FIVE OR MORE FLORIDA RESIDENTS, FLORIDA INVESTORS WILL HAVE A THREE (3) DAY RIGHT OF RESCISSION.

INVESTORS WHO HAVE EXECUTED A SUBSCRIPTION AGREEMENTMAY ELECT, WITHIN THREE (3) BUSINESS DAYS AFTER THE FIRST TENDER OF CONSIDERATION THEREFORE TO WITHDRAW THEIR SUBSCRIPTION AND RECEIVE A FULL REFUND OF ANY MONEY PAID BY THEM. SUCH WITHDRAWAL WILL BE WITHOUT ANY FUTHER LIABILITY TO ANY PERSON. TO ACCOMPLISH SUCH WITHDRAWAL, AN INVESTOR NEED ONLY SEND A LETTER OR TELEGRAM TO THE COMPANY AT THE ADDRESS SHOWN HEREIN INDICATING HIS INTENTION TO WITHDRAWAL. SUCH LETTER OR TELEGRAM MUST BE SENT AND POSTMARKED PRIOR TO THE END OF THE AFOREMENTIONED THIRD BUSINESS DAY. IF SENDING A LETTER, an investor should send it by certified mail, RETURN RECEIPT REQUESTED, TO ENSURE THAT IT IS RECEIVED AND TO EVIDENCE THE TIME WHEN IT IS MAILED. ANY ORAL REQUESTS FOR RESCISSION SHOULD BE ACCOMPANIED BY A REQUEST FOR WRITTEN CONFIRMATION THAT THE ORAL REQUEST WAS RECEIVED ON A TIMELY BASIS. THE COMPANY'S ADDRESS IS SET FORTH UNDER "THE COMPANY."

NOTICE TO GEORGIA RESIDENTS
THESE SECURITIES ARE BEING OFFERED AND SOLD IN RELIANCE ON PARAGRAPH (13) OF CODE SECTION 10-5-9 OF THE GEORGIA SECURITIES ACT OF 1973, AND MAY NOT BE SOLD OR TRANSFERRED EXECPT IN A TRANSACTION WHICH IS EXEMPT UNDER SUCH ACT OR PURSUANT TO AN EFFECTIVE REGISTRATION UNDER SUCH ACT.

NOTICE TO HAWAII RESIDENTS
NEITHER THIS MEMORANDUM NOR THE SECURITIES DESCRIBED HEREIN HAVE BEEN APPROVED OR DISAPPROVED BY THE COMMISSIONER OF SECURITIES OF THE STATE OF HAWAII, NOR HAS THE COMMISSIONER PASSED UPON THE ACCURACY OR ADEQUACY OF THIS MEMORANDUM.

NOTICE TO IDAHO RESIDENTS
THESE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE IDAHO SECURITIES ACT AND THEREFORE CANNOT BE RESOLD OR TRANSFERRED, UNLESS THEY ARE SO REGISTERED OR UNLESS AN EXEMPTION FROM REGISTRATION IS AVAILABLE.

NOTICE TO ILLINOIS RESIDENTS
THESE SECURITIES HAVE NOT BEEN REGISTERED UNDER SECTION 5 OF THE ILLINOIS SECURITIES ACT OF 1953 (THE "ILLINOIS ACT"). THE SECURITIES MAY NOT BE RESOLD, TRANSFERRED OR OTHERWISE DISPOSED OF TO ANY PERSON OR ENTITY, UNLESS SUBSEQUENTLY REGISTERED UNDER THE ACT OR UNLESS AN EXEMPTION FROM REGISTRATION THEREFROM IS AVAILABLE.

NOTICE TO INDIANA RESIDENTS
THE INDIANA SECURITIES DIVISION HAS NOT IN ANY WAY PASSED UPON THE MERITS OR QUALIFICATION OF, NOR RECOMMENDED, NOR GOVEN APPROVAL TO THE SECURITIES HEREBY OFFERED, NOR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS MEMORANDUM. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE. PENDING PERFECTION OF THE EXEMPTION UNDER SECTION23-1-2(B) (10) OF THE INDIANA BLUE SKY LAW, THE OFFERING IS PRELIMINARY AND SUBJECT TO MATERIAL CHANGE. THESE SECURITIES ARE SPECULATIVE, HAVE NOT BEEN REGISTERED UNDER SECTION3 OF THE INDIANA SECURITIES ACT AND THEREFORE, CANNOT BE RESOLD OR TRANSFERRED, UNLESS THEY ARE SO REGISTERED, NOR UNLESS AN EXEMPTION FROM REGISTRATION IS AVAILABLE.

NOTICE TO KANSAS RESIDENTS
THESE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, ASAMENDED, OR THE SECURITIES ACT OF ANY JURISDICTION BY REASON OF SPECIFIC EXEMPTION THEREUNDER TO THE LIMITED AVAILABILITY OF THE OFFERING. THESE SECURITIES CANNOT BE RESOLD, TRANSFERRED OR OTHERWISE DISPOSED OF TO ANY PERSON OR ENTITY UNLESS SUBSEQUENTLY REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR APPLICABLE STATE SECURITIES LAW, IF SUCH REGISTRATION IS REQUIRED.

NOTICE TO KENTUCKY RESIDENTS
FOR KENTUCKY RESIDENTS, THE OPERATOR IN ALL SALES TO NON- ACCREDITED INVESTORS MUST HAVE REASONABLE GROUNDS TO BELIEVE, AFTER MAKING INQUIRY THAT: (1) THE INVESTMENT IS SUITABLE FOR THE PURCHASER ON THE BASIS OF THE FACTS DISCLOSED BY THE PURCHASER AS TO HIS OR HER OTHER SECURITY HOLDINGS AND TO HIS OR HER FINANCIAL SITUATION AND NEEDS. (THERE IS A PRESUMPTION FOR THE LIMITED PURPOSE OF THIS CONDITION THAT IF THE INVESTMENT DOES NOT EXCEED 10% OF THE INVESTOR'S NET WORTH THAT IT IS SUITABLE).

(2) THE INVESTOR, EITHERALONE OR WITH REPRESENTATIVES, HAS SUFFICIENT KNOWLEDGE AND EXPERIENCE TO EVALUATE THE MERITS AND RISKS OF THE INVESTMENT.

THE SECURITIES REPRESENTED IN THIS MEMORANDUM AND SUBSCRIPTION DOCUMENTS ARE BEING SOLD PURSUANT TO A CLAIM OF EXEMPTION FROM THE REGISTRATION OR QUALIFICATION PROVISIONS OF THE FEDERAL AND STATE SECURITIES LAWS AND MAY NOT BE SOLD OT TRANDFERRED WITHOUT COMPLIANCE WITH THE REGISTRATION OR QUALIFICATION PROVISIONS OF APPLICABLE FEDERAL AND STATE SECURITIES LAWS OR APPLICABLE EXEMPTION THEREFROM.

NOTICE TO LOUISIANA RESIDENTS
THE SECURITIES OFFERED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, THE LOUISIANA SECURITIES LAWS AND ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF SAID ACT AND SUCH LAW. THE SECURITIES ARE SUBJECT TO RESTRICTION ON TRANSFERABILITY AND RESALE AND MAY NOT BE TRANSFERRED NOR RESOLD, EXCEPT AS PERMITTED UNDER SAID ACT AND SUCH LAW PURSUANT TO REGISTRATION OR EXEMPTION THEREFROM. THE SECURITIES HAVE NOT BEEN APPROVED NOR DISAPPROVED BY THE SECURITIES EXCHANGE COMMISSION, OR ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON OR ENDORSED THE MERITS OF THIS OFFERING, NOR THE ACCURACY OR ADEQUACY OF THE MEMORANDUM. ANY REPRESENTATION TO THE CONTRARY ISUNLAWFUL.

NOTICE TO MARYLAND RESIDENTS
THESE SECURITIES HAVE NOT BEEN REGISTEREDUNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"), OR THE MARYLAND SECURITIES ACT, BY RERASON OF SPECIFIC EXEMPTIONS THEREUNDER RELATING TO THE LIMITED AVAILABILITY OF THE OFFERING.THESE SECURITIES CANNOT BE RESOLD, TRANSFERRED OR OTHERWISE DISPOSED OF TO ANY PERSON OR ENTITY, UNLESS SUBSEQUENTLY REGISTERED UNDER THE ACT OR THE MARYLAND SECURITIES ACT, IF SUCH REGISTRATION IS REQUIRED.

NOTICE TO MASSACHUSETTS RESIDENTS
THE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR THE MASSACHUSETTS SECURITIES ACT BY REASON OF SPECIFIC EXEMPTIONS THEREUNDER RELATING TO THE LIMITED AVAILABILITY OF THE OFFERING. THESE SECURITIES CANNOT BE RESOLD, TRANSFERRED OR OTHERWISE DISPOSED OF TO ANY PERSON OR ENTITY UNLESS SUBSEQUENTLY REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR THE MASSACHUSETTS IS SECURITIES ACT, IF SUCH REGISTRATION IS REQUIRED.

NOTICE TO MICHIGAN RESIDENTS
THE SECURITIES REFERRED TO IN THIS MEMORANDUM WILL BE SOLD TO AND ACQUIRED BY THE HOLDER IN A TRANSACTION EXEMPT UNDER SECTION 4(2) (b) (9) OF THE MICHIGAN BLUE SKY LAW. THE SECURITIES HAVE NOT BEEN REGISTERED UNDER SAID LAW AND MAY NOT BE RESOLD EXCEPT IN ACCORDANCE WITH SAID LAW WITHIN SIX MONTHS OF THE COMMENCEMENT OF THE OFFERING OF THE SECURITIES, OR THE TERMINATION OF THE SUBSCRIPTION PERIOD AS SET FORTH IN THIS PRIVATE PLACEMENT MEMORANDU, WHICHEVER FIRST OCCURS, THE COMPANY SHALL, IF SALES OF THE SECURITIES ARE MADE TO MICHIGAN RESIDENTS, PREPARE AND FURNISH TO INVESTORS A DETAILED WRITTEN STATEMENT OF THE APPLICATION OF PROCEEDS OFTHE OFFERING, AS WELL AS OTHER APPICABLE STATEMENTS AND REPORTS REQUIRED TO BE FURNISHED UNDER APPLICABLE LAW.

NOTICE TO MINNESOTA RESIDENTS
THSES SECURITIES REPRESENTED BY THIS MEMORANDUM HAVE NOT BEEN REGISTERED UNDER CHAPTER80A OF THE MINNESOTA SECURITIES ACT AND MAY NOT BE SOLD, TRANSFERRED OR OTHERWISE DISPOSED OF EXCEPT PURSUANT TO REGISTRATION, OR AN EXEMPTION THEREFROM.

NOTICE TO MISSISSIPPI RESIDENTS
THESE SECURITIES ARE OFFERED PURSUANT TO A CLAIM OF EXEMPTION UNDER THE MISSISSIPPI SECURITIES ACT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS NOT BEEN FILED WITH THE MISSISSIPPI SECRETARY OF STATE. THE SECRETARY OF STATE HAS NOT PASSED UPON THE VALUE OF THESE SECURITIES AND HAS NOT APPROVED OR DISAPPROVED THE OFFERING. THE SECRETARY OF STATE DOES NOT RECOMMEND THE PURCHASE OF THESE OR ANY OTHER SECURITIES. THERE IS NO ESTABLISHED MARKET FOR THESE SECURITIES AND THERE MAY NOT BE ANY MARKET FOR THESE SECURITIES IN THE FUTURE. THE SUBSCRIPTION PRICE OF THESE SECURITIES HAS BEEN ARBITRARILY DETERMINED BY THE ISSUER AND IS NOT AN INDICATION OF THE ACTUAL VALUE OF THESE SECURITIES. THE PURCHASERS OF THESE SECURITIES MUST MEET CERTAIN SUITABILITY STANDARDS AND MUST BE ABLE TO BEAR AN ENTIRE LOSS OF HIS INVESTMENT. THESE SECURITIES MAY NOT BE TRANSFERRED FOR A PERIOD OF ONE YEAR EXCEPT IN A TRANSACTION WHICH IS EXEMPT UNDER THE MISSISSIPPI SECURITIES ACT OR ANY TRANSACTION IN COMPLIANCE WITH THE MISSISSIPPI SECURITIES ACT.

NOTICE TO MISSOURI RESIDENTS
THESE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR THE SECURITIES ACT OF ANY JURISDICTION BY REASON OF SPECIFIC EXEMPTIONS THEREUNDER RELATING TO THE LIMITED AVAILABILITY OF THE OFFERING. THESE SECURITIES CANNOT BE SOLD, TRANSFERRED OR OTHERWISE DISPOSED OF TO ANY PERSON OR ENTITY SUBSEQUENTLY UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR APPLICABLE STATE SECURITIES LAW, IF SUCH REGISTRATION IS REQUIRED.

NOTICE TO NEBRASKA RESIDENTS
A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAVE NOT BEEN FILED WITH DIRECTOR OF THE DEPARTMENT OF BANKING AND FINANCE OF THE STATE OF NEBRASKA, BUT HAS NOT YET BECOME EFFECTIVE, INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. THSES SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BE SOLD BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PRELIMIINARY DOCUMENT SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY, NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN NEBRASKA SINCE SUCH OFFER, SOLICITATION, OR SALE WOULD BE UNLAWFUL PRIOR TO QUALIFICATION UNDER SECTION 8-1107 OF THE NEBRASKA SECURITIES ACT.

NOTICE TO NEW HAMPSHIRE RESIDENTS
NEITHER THE FACT THAT A REGISTRATION STATEMENT OR AN APPLICATION FOR A LICENSE UNDER THIS CHAPTER HAS BEEN FILED WITH THE STATE OF NEW HAMPSHIRE, NOR THE FACT THAT A SECURITY IS EFFECTIVELY REGISTERED OR A PERSON IS LICENSED IN THE STATE OF NEW HAMPSHIRE CONSTITUTES A FINDING BY THE SECRETARY OF STATE THAT ANY DOCUMENT FILED UNDER RSA 421.B IS TRUE, COMPLETE AND NOT MISLEADING.

NEITHER ANY SUCH FACT, NOR THE FACT THAT AN EXEMPTION OR EXCEPTION IS AVAILABLE FOR A SECURITY OR A TRANSACTION MEANS THAT THE SECRETARY OF STATE HAS PASSED IN ANY WAY UPON THE MERITS OR QUALIFICATIONS OF, OR RECOMMENDED OR GIVEN APPROVAL TO, ANY PERSON, SECURITY, OR TRANSACTION. IT IS UNLAWFUL TO MAKE, OR CAUSE TO BE MADE, TOANY PROSPECTIVE PURCHASER, CUSTOMER, OR CLIENT ANY REPRESENTATION INCONSISTENT WITH THE PROVISIONS OF THIS PARAGRAPH.

NOTICE TO NEW JERSEY RESIDENTS
THESE SECURITIES ARE OFFERED IN RELIANCE ON AN EXEMPTION FROM REGISTRATION UNDER THE NEW JERSEY UNIFORM SECURITIES LAW. THE SECURITIES HAVE NOT BEEN REGISTERED UNDER SAID LAW AND MAY NOT BE RE-OFFERED FOR SALE, TRANSFER OR RESOLD WITHOUT COMPLIANCE WITH THE REGISTRATION PROVISIONS OF SAID LAW OR AN EXEMPTION THEREFROM. THE BUREAU OF SECURITIES OF NEW JERSEY HAS NOTPASSED UPON THE ACCURACY OR COMPLETENESS OF THIS MEMORANDUM AND DOES NOT RECOMMEND OR ENDORSE THE PURCHASE OF THE SECURITIES.

NOTICE TO NEW MEXICO RESIDENTS
THE SECURITIES DESCRIBED HEREIN ARE OFFERED PURSUANT TO AN EXEMPTION FROM THE REGISTRATION REQUITEMENTS OF THE SECURITIES ACT OF NEW MEXICO, (THE"NEW MEXICO ACT"). ACCORDINGLY, THE NEW MEXICO SECURITIES BUREAU HAS NOT REVIEWED THE OFFERING OF THESE SECURITIES AND HAS NOT APPROVED OR DISAPPROVED THIS OFFERING. THE NEW MEXICO SECURITIES BUREAU HAS NOR PASSED UPON THE VALUE OF THESE SECURITIES OR UPON THE ACCURACY OF THE INFORMATION CONTAINED WITHIN THIS PRIVATE PLACEMENT MEMORANDUM. THESE SECURITIES MAY NOT BE RESOLD OR OTHERWISE TRANSFERRED WITHOUT REGISTRATION UNDER THE ACT OR AN EXEMPTION THEREFROM.

NOTICE TO NEW YORK RESIDENTS
THIS PRIVATE PLACEMENT MEMORANDUM DOES NOT KNOWINGLY CONTAIN AN UNTRUE STATEMENT OF MATERIAL FACT OR KNOWINGLY OMIT TO STATE A MATERIAL FACT NECESSARY TO MAKE THE STATEMENT MADE, IN THE LIGHT OF THE CIRCUMSTANCES UNDER WHICH THEY ARE MADE, NOT MISLAEDING. IT CONTAINS A FAIR SUMMARY OF THE MATERIAL TERMS OF THE DOCUMENTS PURPORTED TO BE SUMMARIZED HEREIN. ALL PROCEEDS OF THIS OFFERING WILL BE USED ONLY FOR THE PURPOSES SET FORTH UNDER THE CAPTION "USE OF PROCEEDS."

THE OFFERING OF THE SECURITIES HAS NOT BEEN REVIEWED BY THE ATTORNEY GENERAL OF THE STATE OF NEW YORK BECAUSE OF THE OFFER'S REPRESENTATIONS THAT THIS IS INTENDED TO BE A NON-PUBLIC OFFERING PURSUANT TO REGULATION D AND THAT IF ALL OF THE CONDITIONS AND LIMITATIONS OF REGULATION D ARE NOT COMPLIED WITH, THE OFFERING WILL BE RESUBMITTED TO THE ATTORNEY GENERAL FOR AMENDED EXEMPTION. ANY OFFERING LITERATURE USED IN CONNECTION WITH THE OFFERING HAS NOT BEEN RE-FILED WITH THE ATTORNEY GENERAL AND HAS NOT BEEN REVIEWED BY THE ATTORNEY GENERAL. THE SECURITIES ARE BEING PURCHASED FOR THE INVESTOR'S OWN ACCOUNT FOR INVESTMENT AND NOT FOR DISTRIBUTION OR RESALE TO OTHERS. EACH NEW YORK INVESTOR WILL BE REQUIRED TO AGREE THAT HE OR SHE WILL NOT SELL OR OTHERWISE TRANSFER THESE UNITS UNLESS THEY ARE REGISTERED UNDER THE SECURITIES ACT OR UNLESS AN EXEMPTION FROM SUCH REGISTRATION IS AVAILABLE. EACH NEW YORK INCESTOR WILL BE REQUIRED TO REPRESENT THAT HE OR SHE HAS ADEQUATE MEANS OF PROVIDING FOR HIS OR HER CURRENT NEEDS AND POSSIBLE PERSONAL CONTINGENCIES, AND THAT HE OR SHE HAS NO NEED FOR LIQUIDITY OF THIS INVESTMENT.

ALL NEW YORK INVESTORS WILL BE REQUIRED TO REPRESENT THAT THEY UNDERSTAND THAT THE OFFERING MAY BE MADE ONLY TO THOSE NON-ACCREDITED RESIDENTS OF NEW YORK WHO: HAVE A NET WORTH (ALONE OR JOINTLY WITH A SPOUSE, BUT EXCLUSIVE OF HOME, FURNISHINGS AND AUTOMOBILES) OF THREE TIMES THE AMOUNT OF THE INVESTMENT AND AN ADJUSTED GROSS INCOME (ALONE OR JOINTLY WITH A SPOUSE, BUT EXCLUSIVE OF HOME, HOMEFURNISHINGS AND AUTOMOBILES) OF FIVE TIMES THE AMOUNT OF THE INVESTMENT.

ALL DOCUMENTS, RECORDS, AND BOOKS PERTAINING TO THIS INVESTMENT WILL BE MADE AVAILABLE FOR INSPECTION BY EACH NEW YORK INVESTOR AND HIS OR HER ATTORNEY, ACCOUNTANT OR PURCHASER REPRESENTATIVE. THE BOOKS AND RECORDS OF THE ISSUER WILL BE AVAILABLE AT ITS PRINCIPAL PLACE OF BUSINESS UPON REASONABLE NOTICE FOR INSPECTION BY INVESTORS AT REASONABLE HOURS.

NOTICE TO OHIO RESIDENTS
THESE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE OHIO SECURITIES ACT (THE"OHIO ACT"), AND THEREFORE CANNOT BE RESOLD OR TRANSFERRED BY THE INVESTOR EXCEPT IN A TRANSACTION WHICH IS EXEMPT UNDER THE OHIO ACT, OR PURSUANT TO AN EFFECTIVE REGISTRATION UNDER THE OHIO ACT.

NOTICE TO OKLAHOME RESIDENTS
THE SECURITIES OFFERED HEREIN HAVE NOT BEEN REGISTERED UNDER THE OKLAHOMA SECURITIES ACT (THE "OKLAHOMA ACT"), ANF THEREFORE CANNOT BE RESOLD OR TRANSFERRED BY THE INVESTOR IN A TRANSACTION WHICH IS EXEMPT UNDER THE OKLAHOMA ACT OR PURSUANT TO AN EFFECTIVE REGISTRATION UNDER THE OKLAHOMS ACT.

NOTICE TO OREGON RESIDENTS
THE SECURITIES OFFERED HEREIN HAVE NOT BEEN REGISTERED WITH THE DIRECTOR OF THE DEPARTMENT OF INSURANCE AND FINANCE FOR THE STATE OF OREGON. THE INVESTOR MUST RELY ON THE INVESTOR'S EXAMINATION OF THE COMPANY CREATING THE SECURITIES, AND THE TERMS OF THE OFFERING, INCLUDING THE MAKING OF AN INVESTMENT DECISION ON THESE SECURITIES.

NOTICE TO PENNSYLVANIA RESIDENTS
EACH SUBSCRIBER WHO IS A PENNSYLVANIA RESIDENT HAS THE RIGHT TO CANCEL AND WITHDRAW HIS OR HER SUBSCRIPTION AND HIS OR HER PURCHASE OF SUCURITIES THEREUNDER, UPON WRITTEN NOTICE TO THE COMPANY GIVEN WITHIN TWO (2) BUSINESS DAYS FOLLOWING THE RECEIPT BY THE COMPANY OF HIS OR HER EXECUTED SUBSCRIPTION AGREEMENT. ANY NOTICE OF CANCELLATION OR WITHDRAWL SHOULD BE MADE BY TELEGRAM, CERTIFIED OR REGISTERED MAIL AND WILL BE EFFECTIVE UPON DELIVERY TO WESTERN UNION OR DEPOSIT IN THE UNITED STATES MAIL, POSTAGE OR OTHER TRANSMITTAL FEES PREPAID. UPON SUCH CANCELLATION OR WITHDRAWL, THE SUBSCRIBER WILL HAVE NO OBLIGATION OR DUTY UNDER THE SUBSCRIPTION AGREEMENT TO THE COMPANY OR ANY OTHER PERSON AND WILL BE ENTITLED TO THE FULL RETURN OF ANY AMOUNT PAID BY HIM OR HER, WITHOUT INTEREST. NEITHER THE PENNSYLVANIA SECURITIES COMMISSION NOR ANY OTHER AGENCY PASSED ON OR ENDORSED THE MERITS OF THIS OFFERING, AND ANY REPRERSENTATION TO THE CONTRARY IS UNLAWFUL.

PENNSYLVANIA SUBSCRIBERS MAY NOT SELL THEIR SECURITIES FOR ONE YEAR FROM THE DATE OF PURCHASE IF SUCH A SALE WOULD VIOLATE SECTION 203(D) OF THE PENNSYLVANIY SECURITIES ACT.

PENNSYLVANIA RESIDENTS WHO ARE NOT ACCREDITED INVESTORS MUST MEET THE SUITABILITY REQUIREMENTS SET FORTH IN THIS MEMORANDUM AND MUST HAVE A NET WORTH (EXCLUSIVE OF HOME, HOMEFURNISHINGS AND PERSONAL AUTOMOBILES) OF AT LEAST FIVE (5) TIMES THE AMOUNT OF THE PROPOSED INVESTMENT.

NOTICE TO RHODE ISLAND RESIDENTS
ALTHOUGH THE SECURITIES HEREIN DESCRIBED HAVE BEEN EXEMPT FROM REGISTRATION PURSUANT TO TITLE 7, CHAPTER 11, OF THE RHODE ISLAND GENERAL LAWS, SUCH EXEMPTIONS DOES NOT CONSTITUTE APPROVAL, RECOMMENSATION OR ENDORSEMENT BY THE RHODE ISLAND DEPARTMENT OF BUSINESS REGULATION THAT THE INFORMATION PROVIDED HEREIN IS TRUE, COMPLETE, ACCURATE OR NOT MISLEADING.

NOTICE TO SOUTH CAROLINA RESIDENTS
THESE SECURITIES ARE OFFERED PURSUANT TO A CLAIM OF EXEMPTION UNDER THE SOUTH CAROLINA UNIFORM SECURITIES ACT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS NOT BEEN FILED WITH THE SOUTH CAROLINA SECURITIES COMMISSIONER. THE COMMISSIONER DOES NOT RECOMMEND OR ENDORSE THE PURCHASE OF ANY SECURITIES, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF THIS PRIVATE PLACEMENT MEMORANDUM. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

CHECKPOINT CORPORATION/ "CONFIDENTIAL" PRIVATE PLACEMENT OFFERING

NOTICE TO SOUTH DAKOTA RESIDENTS
EACH SOUTH DAKOTA RESIDENT PURCHASING ONE OR MORE WHOLE OR A FRACTIONAL SECURITIES MUST WARRANT THAT HE HAS EITHER A MINIMUM ANNUAL GROSS INCOME OF $30,000.00 OR A MINIMUM NET WORTH (EXCLUSIVE OF HOME, FURNISHINGS AND AUTOMOBILES) OF $75,000.00. ADDITIONALLY, EACH INVESTOR WHO IS NOT AN ACCREDITED INVESTOR OR WHO IS AN ACCERDITED INVESTOR SHALL NOT MAKE AN INVESTMENT IN THIS PROGRAM IN EXCESS OF TWENTY PERCENT (20%). OF HIS NET WORTH (EXCLUSIVE OF HOME, FURNISHINGS AND AUTOMOBILES).

NOTICE TO TENNESSEE RESIDENTS
IN MAKING AN INVESTMENT DECISION INVERSTOERS MUST RELY ON THEIR OWN EXAMINATION OF THE COMPANY AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY THE FEDERAL OR STATE SECURITIES COMMISSIONS OR REGULATORY AUTHORITIES. FURTHERMORE, THE FOREGONIG AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THESE SECURITIES ARE SUBJECT TO RESTRICTION IN TRANSFERABILITY AND RESALE AND MAY NOT BE TRANSFERRED OR RESOLD EXCEPT AS PERMITTED UNDER THE TENNESSEE SECURITIES ACT OF 1933, AS AMENDED, AND THE APPLICABLE STATE SECURITIES LAWS, PURSUANT TO REGISTRATION OR EXEMPTION THEREFROM. INVESTORS SHOULD BE AWARE THAT THEY MAYBE REQUIRED TO BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

NOTICE TO TEXAS RESIDENTS
THESE SECURITIES OFFERED HEREBY HAVE NOT BEEN REGISTERED UNDER THE TEXAS SECURITIES ACT, AS AMENDED, AND ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF SAID ACT. THE SECURITIES ARE SUBJECT TO RESTRICTIONS AND TRANSFERABILITY AND RESALE NAD MAY NOT BE TRANSFERRED OR RESOLD EXCEPT AS PERMITTED UNDER SAID ACT PURSUANT TO REGISTRATION OR EXEMPTION THEREFROM.
THE SECURITIES HAVE NOT BEEN APPROVED NOR DISAPPROVED BY THE SECURITIES COMMISSION, ANY STATE SECURITIES COMMISSION NOR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON NOR ENDORSED THE MERITS OF THIS OFFERING NOR THE ACCURACY NOT ADEQUACY OF THE MEMORANDUM. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

NOTICE TO VIRGINIA RESIDENTS
THE SECURITIES OF THE COMPANY HAVE NOT BEEN REGISTERED UNDER THE VIRGINIA SECURITIES ACT (THE "VIRGINIA ACT"), AND THEREFORE CANNOT BE RESOLD OR TRANSFERRED BY THE INVESTOR EXCEPT IN A TRANSACTION WHICH IS EXEMPT UNDER THE ACT OR PURSUANT TO AN EFFECTIVE REGISTRATION UNDER THE ACT.

NOTICE TO WASHINGTON STATE RESIDENTS
THE ADMINISTRATOR OF SECURITIES HAVE NOT REVIEWED THE OFFERING OR OFFERING CIRCULAR AND THE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF WASHINGTON, CHAPTER 21.20 RCW, AND, THEREFORE, CANNOT BE RESOLD UNLESS THEY ARE REGISTERED UNDER THE SECURITIES ACT OF WASHINGTON, CHAPTER 21.20 RCW, OR UNLESS AN EXEMPTION FROM REGISTRATION IS AVAILABLE.

NOTICE TO WISCONSIN RESIDENTS
IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY IN THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THE SECURITIES HAVE NOT BEEN RECOMMENDED BY AND FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT COMFIRMED THE ACCURACY, OR DETERMINED THE ADEQUACY, OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THE SECURITIES ARE SUBJECT TO RESTRICTION ON TRANSFERABILITY AND RESALE AND MAY NOT BE TRANSFERRED OR RESOLD EXCEPT AS PERMITTED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND APPLICABLE STATE SECURITIES LAWS, PURSUANT TO REGISTRATION OR EXEMPTION THEREFROM. INVESOTRS SHOULD BE AWARE THAT THEY MAY BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

CERTIFICATE OF INCORPORATION OF CHECKPOINT CORPORATION

FIRST: The name of this corporation is: Checkpoint Corporation.

SECOND: The address of its registered office in the State of Delaware and the name of its registered agent is Agent and Corporations, Inc., 1201 N. Orange Street, One Commerce Center, PO Box 511 Wilmington, Delaware, 19801.

THIRD: The nature of the business or purposes to be conducted or promoted is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware.

FOURTH: The total number of shares which the corporation is authorized to issue is 1,500 shares of no par common voting stock.

FIFTH: The name and mailing address of the incorporator is: David N. Williams, Esq., 1201 N. Orange Street, One Commerce Center, PO Box 511 Wilmington, DE 19801.

SIXTH: The corporation is to have perpetual existence.

SEVENTH: The Directors shall have concurrent power with the stockholders to make, alter, amend, change, add to or repeal the By-Laws of the corporation.

EIGHTH: No Director shall be personally liable to the Corporation or it stockholders for monetary damages for breach of fiduciary duty as a Director. Notwithstanding the foregoing sentence, a Director shall be liable to the extent provided by applicable law, (i) for breach of the Director's duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the General Corporation Law of Delaware; or (iv) for any transaction from which the Director derived an improper personal benefit. This Article Eighth shall not eliminate or limit the liability of a Director for any act or omission occurring prior to the date when this Article Eighth became effective.

I, the undersigned, being the incorporator hereinbefore named, for the purpose of forming a corporation pursuant to the General Corporation Law of the State of Delaware, do make this Certificate, hereby declaring and certifying that this is my act and deed, and the facts therein stated are true and , accordingly, I have hereunto set my hand and seal 5th day of May, 2005.

David N. Williams, Esq.
Incorporator

BY-LAWS
OF
CheckPoint Corporation

Section 1. The registered office shall be in the City of Wilmington, New Castle County, Delaware.

Section 2. The corporation may also have offices at such other places both within and without the State of Delaware as the Board of Directors may from time to time determine, or the business of the corporation may require.

ARTICLES II - MEETING OF STOCKGOLDERS

Section 1. All meetings of the stockholders for election of directors shall be held in Wilmington, Delaware, at such place as may be fixed from time to time by the Board of Directors, or at such other place, either within or without Delaware as shall be designated from time to time by the Board of Directors and stated in the notice of the meeting. Meetings of stockholders for any purpose may be held at such time and place, within or without Delaware, as shall be stated in the notice of meeting or in a duly executed waiver of notice thereof.

Section 2. Annual meetings of the stockholders commencing with the year 2005 shall be held on the thirty-first of December in each year.

If the designated day is a legal holiday, then the annual meeting shall be held on the next secular day following or at such other date and time as shall be designated from time to time by the Board of Directors and stated in the notice of meeting, at which they shall elect by a plurality vote by written ballot a Board of Directors, and transact other business as may properly be brought before the meeting.

Section 3. Written notice of annual meeting stating the place, date, and hour of the meeting, shall be given to each stockholder entitled to vote at such meeting not less than ten nor more than fifty days before the date of the meeting.

Section 4. The officer who has charge of the stock ledger of the corporation shall prepare and make, at least ten days before every meeting of stockholders, a complete list of the stockholders entitled to vote at the meeting, arranged in alphabetical order, and showing the address of each stockholder and the number of shares registered in the name of each stockholder.

Such list shall be open to examination by any stockholder for any purpose germane to the meeting, during ordinary business hours, for a period of at least ten day prior to the meeting, either at a place within the city where the meeting is to be held, which place shall be specified in the notice of the meeting or, if not so specified, at the place where the meeting is to be held. The list shall also be produced and kept at the time and place of the meeting during the whole time thereof, and may be inspected by any stockholder who is present.

Section 5. Special meetings of the stockholders, for any purposes, unless otherwise prescribed by statue or by the certificate of incorporation, may be called by the president and shall be called by the president or secretary at the request in writing of a majority of the Board of Directors, or at the request in writing of stockholders owning a majority in amount of the entire capital stock of the corporation issued and outstanding and entitled to vote. Such request shall state the purpose or purposes of the proposed meeting.

Section 6. Written notice of a special meeting stating the place, date and hour of the meeting and the purpose or purposes for which the meeting is called, shall be given not less than ten nor more than fifty days before the date of the meeting, to each stockholder entitled to vote at such meeting.

Section 7. Business transacted at any special meeting of stockholders shall be limited to the purpose stated in the notice.

Section 8. The holders of a majority of the stock issued and outstanding and entitled to vote thereat, present in person or represented by proxy, shall constitute a quorum at all meetings of stockholders for the transaction of business except as otherwise provided by statue or by the certificate of incorporation. If, however, such quorum shall not be present or represented at any meeting of the stockholders, the stockholders entitled to vote thereat, present in person or represented by proxy, shall have power to adjourn the meeting from time to time without notice other than announcement at the meeting, until a quorum shall be present or represented. At such adjourned meeting at which a quorum shall be present or represented any business may be transacted which might have been transacted at the meeting as originally notified. If the adjourned is for more than thirty days, or if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each stockholder on record entitled to vote at the meeting.

Section 9. When a quorum is present at any meeting, the vote of the holders of a majority of the stock having voting power present or represented by proxy shall decide any question brought before such meeting, unless the question is one upon which by express provision of the statues or the certificate of incorporation, a different vote is required in which case such express provision shall govern and control the decision of such question.

Section 10. Each stockholder at every meeting of the stockholders be entitled to one vote in person or by proxy for each share of the capital stock having voting power held by such stockholder, but no proxy shall be voted on after three years from its date unless the proxy provides for a longer period.

Section 11.Whenever the vote of stockholders at a meeting thereof is required or permitted to be taken for or in connection with any corporate action, by any provision of the statues, the meeting and vote of stockholders may be dispensed with if all of the stockholders who would have been entitled to vote upon the action if such meeting were held shall consent in writing to such corporate action being taken; or if the certificate of incorporation authorized the action to be taken with the written consent of the holders of less than all the stock who would have been entitled to vote upon the actions if a meeting were held, then on the written consent of the stockholders having not less than such percentage of the number of votes as may be authorized in the certificate of incorporation; provided that in no case shall the written consent be by the holders of stock having less than the minimum percentage of the vote required by statue for the proposed corporate action; and provide that prompt notice must be given to all stockholders of the taking of corporate action without a meeting and by less than unanimous written consent.

ARTICLE III - DIRECTORS

Section 1. The number of Directors which shall constitute the whole board shall be two. A director shall be elected at the annual meeting of the stockholders, except as provided in Section 2 of this Article, and any director elected shall hold office until his/her successor is elected and qualified. A director need not be a stockholder.

Section 2. Vacancies and newly created directorships resulting from any increase in the authorized number of directors may be filled by a majority of the directors then in office, through less than a quorum, or by a sole remaining director, and the directors so chosen shall hold office until the next annual election and until their successors are duly elected and shall qualify, unless sooner displaced. If there are no directors in office, then an election of directors may be held in the manner provided by statue.

If, at any time of filling any vacancy or any newly created directorship, the directors then in office shall constitute less than a majority of the whole board (as constituted immediately prior to any such increase), the Court of Chancery of the State of Delaware may, upon application of any stockholder or stockholders holding at least ten percent of the total number of shares at the time outstanding having the right to vote for such directors, summarily order an election to be held to fill any such vacancies or newly created directorships, or to replace the directors chosen by the directors then in office.

Section 3. The business of the corporation shall be managed by its Board of Directors which may exercise all such powers of the corporation and do all such lawful acts and things as are not by statue or by the certificate of incorporation or by these by-laws directed or required to be exercised or done by the stockholders.

Section 4. A director of the corporation may resign at any time by giving notice to the Board, the president or secretary of the corporation. Such resignation shall take effect on the date of receipt of such notice or at any later time specified therein; and unless otherwise specified therein, the acceptance of such resignation shall not be necessary to make it effective.

Section 5. A director or directors may be removed with or without cause by the affirmative vote of the holders of a majority of all the shares of stock outstanding entitled to vote, at a special meeting of the stockholders called for such purposes.

Meeting of the Board of Directors

Section 6. The Board of Directors of the corporation may hold meetings, both regular and special, either within or without the State of Delaware.

Section 7. The first meeting of each newly elected Board of Directors shall be held at such time and place as shall be fixed by the vote of the stockholders at the annual meeting, and no notice of such meeting shall be necessary to the newly elected directors in order legally to constitute the meeting, provided time and place of such first meeting of the newly elected Board of Directors, or in the event such meeting is not held at the time and place so fixed by the stockholders, the meeting may be held at such time and place as shall be specified in a notice given as hereinafter provided for special meetings of the Board of Directors, or as shall be specified in a written waiver signed by all of the directors.

Section 8. Regular meeting of the Board of Directors may be held without notice at such time and such place as shall from time to time be determined by the Board.

Section 9. Special meetings of the Board of Directors may be called by the president on three days notice to each director, either personally or by mail or by telegram or by electronic transmission, special meetings shall be called by the president or secretary in like manner and on like notice on the written request of two directors.

Section 10. At all meetings of the Board, a majority of the directors shall constitute a uorum for the transaction of business and the act of a majority of the directors present at any meeting at which there is a quorum shall be the act of the Board of Directors, except as may be otherwise specifically provided by statue or by the certificate of incorporation. If a quorum shall not be present at any meeting of the Board of Directors, the directors present thereat may adjourn the meeting from time to time, without notice other than announcement at the meeting until a quorum shall be present.

Section 11. Unless otherwise restricted by the certificate of incorporation or these by-laws, any action required or permitted to be taken at any meeting of the Board of Directors or of any committee thereof may be taken without a meeting, if all members of the Board or committee, as the case may be, consent thereto in writing, and the writing or writings are filed with the minutes of proceedings of the Board or committee.

Committee of Directors

Section 12. The Board of Directors may, upon resolution passed by a majority of the whole Board, designate one or more committees, each committee to consist of two or more of the directors of the corporation. The Board may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee. Any such committee, to the extent provided in the resolution, shall have and may exercise the power of the Board of Directors in the management of the business and affairs of the corporation; provided, however, that, in the absence or disqualification of any member of such committee or committees, the member or members thereof present at any meeting and not disqualified from voting, whether or not he/she or they constitute a quorum, may unanimously appoint another member of the Board of Directors to act at the meeting in the place of any such absent or disqualified member. Such committee or committees shall have such name or names as may be determined from time to time by resolution adopted by the Board of Directors.

Section 13. Each committee shall keep regular minutes of its meetings and report the same to the Board of Directors when required.

Compension of Directors

Section 14. The directors may be paid their expenses, if any, of attendance at each meeting of the Board of Directors and may be paid a fixed sum for attendance at each meeting of the Board of Directors or a stated salary as director. No such payment shall preclude any director from serving the corporation in any other capacity and receiving compensation therefore. Members of special or standing committee may be allowed like compensation for attending committee meetings.

ARTICLES IV - NOTICES

Section 1. Whenever, under the provisions of the statues or the certificate of incorporation or these by-laws, notice is required to be given to any director or stockholder, it shall not be construed to mean personal notice, but such notice may be given in writing, by mail, addressed to such director or stockholder, at his/her address as it appears on the records of the corporation, with postage thereon prepaid, and such notice shall be deemed to be given at the time when the same shall be deposited in the United States mail. Notice to directors may also be given by telegram or by electronic transmission.

Section 2. Whenever any notice is required to be given under the provision of the statues or of the certificate of incorporation or of these by-laws, a waiver thereof in writing, signed by the person or persons entitled to said notice, whether before or after the time stated therein, shall be deemed equivalent thereto.

ARTICLE V - OFFICERS

Section 1. The officers of the corporation shall be chosen by the Board of Directors and shall consist of a president, a secretary, and a treasurer. The Board of Directors may also choose one or more vice presidents, assistant secretaries and assistant treasurers. Any number of offices may be held by the same person, unless the certificate of incorporation or these by-laws otherwise provide.

Section 2. The Board of Directors at its first meeting after each annual meeting of stockholders shall choose, a president, a secretary and a treasurer.

Section 3. The Board of Directors may appoint such other officers and agents as it shall deem necessary who shall hold their offices for such terms and shall exercise such powers and perform such duties as shall be determined from time to time by the Board.

Section 4. The salaries of all officers and agents of the corporation shall be fixed by the Board of directors.

Section 5. The officers of the corporation shall hold office until their successors are chosen and qualify. Any officer elected or appointed by the Board of Directors may be removed at any time by the affirmative vote of a majority of the Board of Directors. Any vacancy occurring in any office of the corporation shall be filled by the Board of Directors.

The President

Section 6. The president shall be the chief executive officer of the corporation, shall preside at all meetings of the stockholders and the Board of Directors, shall have general and active management of the business of the corporation and shall see that all orders and resolutions of the Boars of Directors are carried into effect.

Section 7. The president shall execute bonds, mortgages, and other contracts, except where required or permitted by law to be otherwise signed and executed, and except where the signing and execution thereof shall be expressly delegated by the Board of Directors to some other officer or agent of the corporation.

The Vice President

Section 8. In the absence of the president, or in the event of his/her inability or refusal to act, the vice president (or in the event there be more than one vice president, the vice president in the order designated, or in the absence of any designation, then in the order of their election) shall perform the duties of the president, and when so acting, shall have all the powers of and be subject to all the restrictions upon the president. The vice president shall perform such other duties and have such other powers as the Board of Directors may from time to time prescribe.

The Secretary and Assistant Secretary

Section 9. The secretary shall attend all meetings of the Board of Directors and all meetings of the stockholders and record all the proceedings of the meeting of the corporation and of the Board of Directors in a book to be kept for that purpose, and shall perform like duties fir the standing committees when required. He/She shall give, or cause to be given, notice of all meetings of the stockholders and special meetings of the Board of Directors, and shall perform such other duties as may be prescribed by the Board of Directors or president, under whose supervision he/she shall be.

Section 10. The assistant secretary, or if there be more than one, the assistant secretary in the order determined by the Board of Directors (or if there be no such determination, then in the order of their election) shall, in the absence of the secretary or in the event of his/her inability or refusal to act, perform the duties and exercise the powers of the secretary, and shall perform such other duties and have such other powers as the Board of Directors may from time to time prescribe.

The Treasurer and Assistant Treasurers

Section 11. The treasurer shall have the custody of the corporate funds and securities and keep full and accurate accounts of receipts and disbursements in books belonging to the corporation and shall deposit all moneys and other valuable effects in the name of the credit of the corporation in such depositories as may be designated by the Board of Directors.

Section 12. The treasurer shall disburse the funds of the corporation as may be ordered by the Board of Directors taking proper vouchers for such disbursements, and shall render to the president and the Board of Directors, at its regular meetings, or when the Board of Directors so requires, an account of all his transactions as treasurer and of the financial condition of the corporation.

Section 13. If required by the Board of Directors, the treasurer shall give the corporation a bond (which shall be renewed every six years) in such sum and with such surety or sureties as shall be satisfactory to the Board of Directors for the faithful performance of the duties of his office and for the restoration to the corporation, in case of his death, resignation, retirement or removal from office, of all books, papers, vouchers, money and other property of whatever kind in his possession or under his control belonging to the corporation.

Section 14. The assistant treasurer, or if there shall be more than one, the assistant treasurer in the order determined by the Board of Directors (or if there be no such determination, then in the order of their election) shall, in the absence of the treasurer or in the event of his/her inability or refusal to act, perform the duties and exercise the powers of the treasurer and shall perform such other duties and have such other powers as the Board of Directors may from time to time prescribe.

ARTICLE VI - CERTIFICATES OF STOCK

Section 1. Every holder of stock in the corporation shall be entitled to have a certificate, signed by or in the name of the corporation by the chairman, or vice chairman of the Board of Directors, or the president or a vice president and the treasurer or an assistant treasurer or the secretary or an assistant secretary of the corporation, certifying the number of shares owned by him/her in the corporation.

Section 2. Where a certificate is countersigned (a) by a transfer agent other than the corporation or its employees; or (b) by a registrar other than the corporation or its employee, any other signature on the certificate may be a facsimile. In any case officer, transfer agent or registrar who has signed or whose facsimile signature has been placed upon a certificate shall have ceased to be such officer, transfer agent or registrar before such certificate is issued, it may be issued by the corporation with the same effect as if he/she were such officer, transfer agent or registrar at the date of issue.

Lost Certificates

Section 3. The Board of Directors may direct a new certificate or certificates to be issued in place of any certificate or certificates theretofore issued by the corporation alleged to have been lost, stolen or destroyed, upon the making of an affidavit of the fact by the person claiming the certificate of stock to be lost, stolen or destroyed. When authorizing such issue of a new certificate or certificates, the Board of Directors may, in its discretion and as a condition precedent to the issuance thereof, require the owner of such lost, stolen or destroyed certificate or certificates, or his/her legal representative, to advertise the same in such manner as it shall require and/or to give the corporation a bond in such sum as it may direct as indemnity against any claim that may be made against the corporation with respect to the certificate alleged to have been lost, stolen or destroyed.

Transfer of Stock

Section 4. Upon surrender to the corporation or transfer agent of the corporation or a certificate for shares duly endorsed or accompanied by proper evidence of succession, assignment or authority to transfer, it shall be the duty of the corporation to issued a new certificate to the person entitled thereto, cancel the old certificate, and record the transaction upon its books.

Transfer Agent and Registrar

Section 5. The corporation may, if and whenever the Board of Directors shall so determine, maintain one or more transfer offices or agencies within or without the State of Delaware, each in charge of a transfer agent or agents designated by the Board of Directors, where the shares of the corporation shall be directly transferable, and also one or more registry offices, each in charge of a registrar or registrars designated by the Board of Directors, where such shares shall be so registered, and no certificate for shares of the corporation in respect of which a transfer agent or registrar shall have been designated shall be valid unless countersigned by such transfer agent and registered by such registrar. The Board of Directors may also make such additional rules and regulations as it may deem expedient concerning the issue, transfer and registration of share certificates of the corporation.

Fixing Record Date

Section 6. In order that the corporation may determine the stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, or to express consent to corporate action in writing without a meeting, or entitled to receive payment of any dividend or other distribution or allotment of any rights, or entitled to exercise any rights in respect to any change, conversion or exchange of stock or for the purpose of any lawful action, the Board of Directors may fix, in advance, a record date, which shall not be more that sixty days prior to any other action. A determination of stockholders of record entitled to notice of or vote at a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the Board of Directors may fix a new record date for the adjourned meeting.

Registered Stockholders

Section 7. The corporation shall be entitles to recognize the exclusive right of a person registered on its books as the owner of shares to receive dividends, and to vote as such owner, and to hold liable for calls and assessments a person registered on its books as the owner of shares, and shall not be bound to recognize any equitable or other claim to or in interest in such share or shares on the part of any other person, whether or not it shall have express or other notice thereof, except as otherwise provided by the laws of Delaware.

ARTICLE VII - GENERAL PROVISIONS

Dividends

Section 1. Dividends upon the capital of the corporation, subject to the provisions of the Certificate of Incorporation, if any, may be declared by the Board of Directors at any regular or special meeting, pursuant to law. Dividends may be paid in cash, property, or in shares of the capital stock, subject to the provisions of the Certificate of Incorporation.

Section 2. Before payment of any dividends, there may be set aside out of any funds of the corporation available for dividends such sum or sums as the directors from time to time, in their discretion, think proper as a reserve or reserves to meet contingencies, or for equalizing dividends, or for repairing or maintaining any property of the corporation, or for such other purposes as the directors shall think conductive to the interest of the corporation, and the directors may modify or abolish any such reserve in the manner in which it was created.

Annual Statement

Section 3. The Board of Directors shall present at each annual meeting, and at any special meeting of the stockholders when called for by vote of the stockholders, a full and clear statement of the business and condition of the corporation.

Checks

Section 4. All checks or demand for money and notes of the corporation shall be signed by such officer or officers or such other person or persons as the Board of Directors may from time to time designate.

Fiscal Year

Section 5. The fiscal year of the corporation shall be fixed by resolution of the Board of Directors.

ARTICLE VIII - AMENDMENTS

Section 1. These by-laws may be altered, amended or repealed or new by-laws may be adopted by the stockholders or by the Board of Directors, when such power is conferred upon the Board of Directors by the Certificate of Incorporation at any regular meeting of the stockholders or the Board of Directors, or at any special meeting of the stockholders or of the Board of Directors if notice of such alteration, amendment, repeal or adoption of new by-laws be contained in the notice of such special meeting.

Round 1

____
Name of Investor

SUBSCRIPTION AGREEMENT FOR PARTICIPATING PROMISSORY NOTE MEMBERS

CheckPoint Corporation

Pursuant to a Private Placement Offering dated **January 07, 2011** (the "Offering"), on the terms and conditions set forth below, I hereby agree to become a Participating Promissory Note-holder of CheckPoint Corporation, and make a capital contribution to the Company in the amount of $____________ for which I shall receive Non - voting Note(s) of Participating Promissory Note(s) in the Company. The minimum purchase amount is $10,000.00 per Note(s).

The capital contribution for each Note is Ten Thousand U.S. Dollars ($10,000.00). Such capital contribution for the subscribed Note(s) is to be tendered herewith. I understand that the Company will not escrow such moneys. The offer to become a Participating Promissory Note Holder hereby made shall be deemed to be accepted by the Company only upon the Company's execution of the acceptance set forth below.

A. Representation and Warranties. I represent and warrant to the Company as follows:

I declare that I am at least 21 years of age and am a bona fide RESIDENT of the United States of America or foreign government recognized as such by United States of America and **I am an "Accredited Investor"** as defined by the definitions below.

____

AND/OR

I am or represent an organization, which meets or exceeds at least one of the accreditation requirements contained within this subscription agreement.

CHECKPOINT CORPORATION/ "CONFIDENTIAL" PRIVATE PLACEMENT OFFERING

(1) Initial all of the following that apply:

____________ A bank as defined in section 3(a)(2) of the Act, or a savings and loan association or other institution as defined in section 3(a)(5)(A) of the Act whether acting in its individual or fiduciary; a broker or dealer registered pursuant to section 15 of the Securities Exchange Act of 1934; an insurance company as defined in section 2(13) of the Act; an investment company registered under the Investment Company Act of 1940 or a business development company as defined in section 2(a)(48) of that Act; a Small Business Investment Company licensed by the U.S. Small Business Administration under section 301(c) or (d) of the Small Business Investment Act of 1958;
a plan established and maintained by a state, its political subdivision, or any agency or instrumentality of a state or its political subdivisions, for the benefit of its employees, if such plan has total assets in excess of $5,000,000; an employee benefit plan within the meaning of the Employee Retirement Income Security Act of 1974 if the investment decision is made by a plan fiduciary, as defined in section 3(21) of such Act, which is either a bank, savings and loan association, insurance company, or registered adviser, or if the employee benefit plan has total assets in excess of $5,000,000 or, if a self-directed plan, with investment decisions made solely by persons that are accredited investors;

__________A private business development company as defined in section 202(a)(22) of the Investment Advisers Act of 1940;

__________ An organization described in section 501 (c)(3) of the InternalRevenue Code, corporation, or similar business trust, or partnership, not formed for the specific purpose of acquiring the securities offered, with total assets in excess $5,000,000

__________ A director, executive officer, or general partner of the issuer of the securities being offered or sold, or any director, executive officer, or general partner of a general partner of that issuer;

__________ A natural person whose individual net worth, or joint net worth with that person's spouse, at the time of his purchase exceeds $1,000,000

__________ A natural person who has an individual income in excess of $200,000 in each of the two most recent years or joint income with that person's spouse in excess of $300,000 in each of those years and has a reasonable expectation of reaching the same income level in the current year;

__________ A trust, with total assets in excess of $5,000,000, not formed for the specific purpose of acquiring the securities offered, whose purchase is directed by a sophisticated person as described in §230.506(b)(2)(ii); and

__________ An entity in which all of the equity owners are accredited investors.

(2) I have such knowledge and experience in financial and business matters that I am capable of evaluating the merits and risks of my investment in the Company, or I have obtained the advice of an attorney, certified public accountant or registered investment advisor with respect to the merits and risks of my investment in the Company.

(3) I acknowledge that the Company provided me with a copy of the Offering, which discloses in reasonable detail all material details of the offering, at least forty-eight (48) hours before my return of this executed Subscription Agreement to the Company.

(4) I am purchasing the Participating Promissory Note(s) solely for my own account for investment and not for the account of any other person and not for distribution, assignment, or resale to others. I do not presently intend to resell, transfer, or otherwise dispose of the Participating Promissory Note(s). Prior to any such sale or transfer, I will deliver to the Company a written opinion of counsel stating that the securities registration requirements of the Federal Securities Act of 1933 and of all applicable state laws including, but not limited to, any Uniformed Securities Act, have been or are being met or that an exemption from such registration is available and that the sale may proceed without violating any of the applicable state or federal securities law.

(5) I understand and acknowledge that the Operating Agreement of the Company places severe limitations on my ability to transfer the Participating Promissory Note(s).

(6) I acknowledge that any Promissory Note evidencing the Participating Promissory Note(s) shall bear a signature restricting the transfer of the Note(s).

(7) I and all of my advisors have had access to all information necessary to enable me to make an informed decision to become a Participating Promissory Note-holder and a reasonable opportunity to ask questions of and receive answers from the Company concerning the terms and conditions of this offering of the Participating Promissory Note(s). All such questions have been answered to my full satisfaction.

(8) I have the financial ability to bear the economic risk of my investment, including a possible loss of my entire investment, have adequate means of providing for my current needs and contingencies, and have no need for liquidity in my investment in the Company.

(9) The Participating Promissory Note(s) constitutes an investment, which is suitable and consistent for my investment program, and my financial situation enables me to bear the risks of this investment.

(10) I understand that the offering has not been registered under the Securities Act of 1933, as amended (the "Act"), nor the securities laws of any other jurisdictions. Instead, the offering is made in reliance upon certain exemptions, including the exemption for federally "covered securities" under 4(2) Regulation D, 506 and the accredited investor exemption 4(6) promulgated thereunder. I am aware and understand that the Participating Promissory Note(s) for which I have subscribed are being sold to me in reliance upon the above referenced exemptions and based upon my representation, warranties, and agreement hereunder. I am aware of the restrictions on the sale, transferability, and assignment of the Participating Promissory Note(s) and that I must bear the economic risk of my investment hereby for an indefinite period of time because the Participating Promissory Note(s) have not been registered under the 1933 Act. Therefore, the Participating Promissory Note(s) cannot be offered or sold unless the offering is subsequently registered under the 1944 Act and all other applicable securities laws of other states unless an exemption from such registration is available. I further understand that no such registration by the Company is contemplated.

(11) I understand that no federal or state agency has made any finding or determination as to the fairness for investment in, or any recommendation or endorsement of, the Participating Promissory Note(s).

(12) I acknowledge that neither the Company nor any of its employees, managers, agents, or other affiliated have made any oral or written representation to me or to any of my advisors which are inconsistent with the Offering in any way.

(13) I have included with this Subscription Agreement my capital contributions in full to the Company for the Participating Promissory Nore(s). I understand that such moneys will not be escrowed but may be used by the Company immediately upon its acceptance of my offer to become a participating Promissory Note-holder.

(14) To the extent I considered it advisable, I have reviewed the merits of this investment with my tax and legal counsel and with an investment advisor.

(15) I understand and acknowledge that no public market for the Participating Promissory Note(s) currently exists and that there can be no assurance that any public market for the Participating Promissory Note(s) will exist in the future.

(16) All of the information that I have provided to the Company concerning myself, my financial position, and my knowledge of financial and business matters, including the information contained herein, is correct and complete in all material respect as of the date set forth and the end hereof, and I will immediately notify the Company of any adverse change in such information prior to the Company accepting my offer to become a Participating Promissory Note-holder.

(17) I agree that all of the foregoing representation, warranties, agreements, undertakings, and acknowledgments made by me shall survive my purchase of the Participating Promissory Note(s). I further agree that if more than one person is signing this agreement, each foregoing representation, warranty, agreement, undertaking, and acknowledgment shall be a joint and several representation, warranty, agreement, undertaking, and acknowledgment of each person signing this agreement.

(18) I declare that I was not induced or solicited to invest by any form of general solicitation or general advertising, including but not limited to, any advertisement, article, notice or other communication published in any newspaper, magazine or similar media or broadcast over the television or radio, including any seminar or meeting in which attendees had been invited by a general solicitation or general advertising.

(19) I declare that I understand CheckPoint Corporation has a first right of refusal to purchase any and all Notes, which are noticed for sale or liquidation.

(20) I declare that I am not relying on the accuracy of the financial data contained within the pro forma five-year projections contained within the business plan of the Private Placement Offering dated : **07/01/2011.**

(21) By executing this Subscription Agreement. I hereby agree to become a "Promissory Non-Voting Note-holder" aka "Perferred Note-holder" of the Company under the existing Operating Agreement among the Note-holders of the Company and to be bound by the terms of such agreement as though I were an original signatory thereto.

(22) I have read the Private Placement Offering date : **07/01/2011** and the Operating Agreement in its entirety, including all Exhibits and schedules thereto, and I fully understand it. In particular, I understand that as a "Promissory Note-holder" I will not have the right to vote on business matters. I further agree to execute and deliver to the Company such further documents as may be necessary to carry out the purposes of this paragraph.

(23) I agree to indemnify and hold harmless the Company, its promoters, Shareholders, managers, and affiliates or any one acting on their behalf from and against all damages, losses, costs, and expenses (including reasonable attorney fees) that they may incur by reason of my failure to fulfill any of the terms or conditions of this Agreement or by reason of any breach of the representation and warranties made by me herein or in any documents provided by me to the Company.

(24) This Agreement constitutes the entire Agreement among the parties with respect to the subject matter hereof and may be amended only by a written instrument executed by all of the parties.

This Agreement shall be enforced, governed and construed in accordance with the laws of the State of Delaware.

______________________________	______________________________
Investors Signature	Date
______________________________	______________________________
Investors Signature	Date

ACCEPTANCE:
The person named above is admitted as a Participating Promissory Note Holder
This ____day of______2011.

By:______________________________
Stanley M.Johnson, Chairman, President, CEO

CHECKPOINT CORPORATION/ "CONFIDENTIAL" PRIVATE PLACEMENT OFFERING

NEGOTIABLE PROMISSORY NOTE

$______________ Dated:

___________________- promises to pay to the order of CheckPoint Corporation the
(Individual) (Corporation)

sum of $____________, together with interest at the rate of ___% per annum to be paid annually on the unpaid principal balance with the principal balance payable on demand with thirty (30) days advanced written notice. Prepayment of principle shall be permitted at any time and from time to time, in whole or in part, without penalty.

In the event any amount is unpaid when due hereunder for a period of sixty (60) days, the unpaid principal balance of this loan and accrued interest shall be due and payable immediately.

In the event of the insolvency, general assignment for the benefit of creditors, appointment of a Receiver of, or filing of a petition in bankruptcy by or against the undersigned or any person liable, directly or indirectly, for the payment of this Note, the unpaid balance of this loan shall become due and payable immediately.

The undersigned does hereby authorize and empower any justice of the Peace in the State of Delaware, or elsewhere, without process, to enter judgment, or any Clerk, Prothonotary, or Attorney of any Court of Record in the State of Delaware, or elsewhere, with or without process, to appear for___________________ and to confess judgment
(Individual)
in the Superior Court of the State of Delaware, or any other Court of Record in the State of Delaware, or elsewhere, on the above obligation with legal interest together with Six percent (6%) of the amount of debt and interests as counsel fees, without process against him, his heirs, personal representatives, administrators, successors and assigns, at the suit of the holder of this Note, its successors and assigns, at any time, with stay of execution until day of payment, and it does waive the benefit of any and all exemption laws of the State of Delaware, or elsewhere, AND the maker and endorser and endorsers each hereby waive demand, protest and notice of non-payment hereof.

These present shall be binding upon the personal representatives, administrators, successors and assigns of the undersigned.

WITNESS my hand and seal the day and year aforementioned.

__________________________ ___________________________(SEAL)
Witness Individual

INTEREST / INTEREST FREE PROMISSORY NOTE

$____________ Dated:

____________________ promises to pay to the order of CheckPoint Corporation
(Individual) (Corporation)
the sum of ______________________________ on demand with and/or without interest.
(Amount of Loan not exceeding $10,000.00)
Prepayment of principal shall be permitted at any time and from time to time, in whole or in part without penalty.

In the event any installment be unpaid for a period of sixty (60) days, after demand is made for payment, the unpaid balance of this loan shall be due and payable immediately.

In the event the insolvency, general assignment for the benefit of creditors, appointment of a Receiver of, or filing a petition in bankruptcy by or against the undersigned or any person liable, directly or indirectly, for the payment of this note, the unpaid balance of this loan shall become due and payable immediately.

The undersigned does hereby authorize and empower any Justice of the Peace in the State of Delaware, or elsewhere, without process, to enter judgment, or any Clerk, Prothonotary, or Attorney of any Court of Record in the State of Delaware, or elsewhere, with or without process, to appear for ________________________ and confess judgment
(Individual)
In the Superior Court of the State of Delaware, or any other Court of Record in the State of Delaware or elsewhere, on the above obligation with legal interest together with Six percent (6%) of the amount of debt and interest as counsel fees, without process against him, his heirs, personal representatives, administrators, successors and assigns, at the suit
of the holder of this note, its successors and assigns, at any time, with stay of execution until day of payment, and it does waive the benefit of any all exemption laws of the State of Delaware, or elsewhere, AND the maker and endorser and endorsers each hereby waives demand, protest and notice of non - payment hereof.

These presents shall be binding upon the heirs, personal representatives, administrators, successors and assigns of the undersigned.

WITNESS my hand and seal the day and year aforementioned.

________________________ ________________________(SEAL)

CHECKPOINT CORPORATION/ "CONFIDENTIAL" PRIVATE PLACEMENT OFFERING

PROMISSORY NOTE(S) REGISTRATION

Investor's Name________________________________
Address ____
____

Home Phone___________________
Work Phone ___________________
Social Security Number or Tax I.D.___________________
Employer________________________
Title_________________________

Individual__________
Trust Acct.__________
J.T.W.R.O.S.________
T.I.C.________
T.B.E.________
Corporate_____

Number of Promissory Notes subscribed for:____________

Total Dollar Amount $_______________

______________________ ______________________
Investor's Signature Investor's Signature, 2nd Party

Payment for Promissory Notes purchase & Subscription Agreement is to be sent to:

Stanley M. Johnson; Jr.; Chairman, President, CEO
CheckPoint Corporation
1201 N. Orange Street, Suite 600
Wilmington, Delaware 19801
Tel: (609) 476-2625 (Not a business phone)
E-mail:checkpointcorporation@yahoo.com

E-mail contact first option!

CHECKPOINT CORPORATION/ "CONFIDENTIAL" PRIVATE PLACEMENT OFFERING

Name of Recipient ________________ **Offering Number** __________

"CONFIDENTIAL"
Private Placement Offering

Stanley M. Johnson, Jr. ; Chairman, President, CEO
CheckPoint Corporation
1201 N. Orange Street, Suite 600
Wilmington, Delaware 19801

No Commissioned selling is in these securities offerings

First Round: Development Capital
DEBT CAPITALIZATION

Participating Preferred
Promissory Notes
1.) 2.40%, 5%, 6% Stated Annually Cumulative Dividend
2.) Callable:31/12/2016 at 110% of Par

Subscription per Investor - $10,000.00 (1 Promissory Note)
Each Promissory Note to be issued without Warrants

Price per Note		Price per Investor	Proceeds to Use
$10,000		$10,000	$10,000
Maximum:	1 Notes without Warrants: (2.40%)	$5,000,000	$5,000,000
Maximum:	100 Notes without Warrants: (6%)	$1,000,000	$1,000,000
Maximum:	200 Notes without Warrants: (5%)	$2,000,000	$2,000,000

The securities offered by this Offering are offered only to accredited investors who meet Accreditation Requirements, as set forth under the Securities Act of 1933 Sub-Section 4(2), Regulation D, A Rule 506, and 4(6) the "Accredited Investor Exemption" as denoted within the "Subscription Agreement" contained herein. Only such person(s) or entities are authorized to receive this Private Placement Offering and participate in the offering. The Securities offered hereby have not been approved or disapproved by the Securities Exchange Commission, or any State's Securities Bureau, nor have the forgoing authorities passed on the accuracy or adequacy of the Offering. Any representation to the contrary is a criminal offense. These securities may not be sold, transferred, or otherwise disposed of by an investor in the absence of an effective registration statement or an opinion of legal counsel that registration is not required. The securities are not to be considered illiquid. No public market exists for these securities. The management cannot guarantee, warrant, or further assure that any type of liquid market will develop. The securities offered herein are to be considered high risk in nature.

Private Placement Offering dated 07/01/2011 - Offering expires 07/04/2011

Table of Contents

1.0 Executive Summary

This plan provides detailed information and includes the basic strategic business plan information necessary for initial establishment and operation of CheckPoint Corporation. CheckPoint Corporation will be formed/begin in spring, 2011, to be determined, in Wilmington, Dover, and/or Newark Hubzone location has yet to be determined, as a corporation under the laws of the Great State of Delaware.

CheckPoint Corporation will be manufacturing alternative energy products, Solar, Wind and re-chargeable batteries to include cnc machined precision tuned custom parts and tools tailored to/for the Department of Defense, DIBBS, DLA, GSA, U.S./Canada Joint Certification Office, Defense Supply Systems, to include All 4 Branches of the Military Departments, specifications, certification and testing procedures.

The management team responsible for the Product and Services Division development, and hands-on management of the daily operations will be Stanley Johnson. In addition, a team oriented, customer-focused staff of 8 will support the management team. CheckPoint will retain the services of incnow **agent and corporation / firm** to perform professional company audits, prepare taxes, payroll and serve as a business consultant to assist in setting achievable long-range strategic goals.

Based on current prices in the Products and Service markets, CheckPoint Corporation has the potential of making sales of over $1,000,000 within the first year of operation.With good management and the assistance of a Hubzone location, 8a certification, and Value Added Network, a revenue of approximately 25.00% is expected.

An in-depth look at ratios can be found in the Financial Plan section.

Our primary markets are:

1. General Service Administration
2. Defense Logistics Agency
3. DIBBS
4. Department of Defense
5. U.S./Canada Joint Certification Office(DLA)
6. Aerospace(NASA)
7. All 4 Military Departments: Army, Navy, Air Force, Marines
8. Department of Energy
9. Environmental Protection Agency

Ways to minimize risk factors to CheckPoint Corporation success include:

1. Obtaining sufficient capital to properly fund the project to completion.
2. Maintain a lower than projected overhead which increases the bottom line profit. Mulit-skilled personnel will be employed, management will provide a continual training program will ensure they deliver consistent superior service, as customer satisfaction is a high priority goal to developing the business.
3. Build a sufficient customer base. An excellent location has been determined by demographics, and an aggressive marketing program by a full-time shared marketing associate will ensure the desired results.
4. Establish community involvement to demonstrate how the business will contribute to a better quality of life. Community projects using the company facilities will be developed to help civic groups obtain their financial goals. Schools, churches, and other groups will be welcomed to reach out to the company and its employees for fund-raisers.

1.1 Objectives

1. Intergrate our Products and Services into the Industrial Distribution markets.
2. Direct-market our own Products and Services to the whole Federal Government Departments/ Agencies.
3. Utilize our CCR, D&B, ORCA, SBA, GSA, and Value Added Network, and Merx registration tools to gain market shares.
4. Provide our clients with quality Products and Service while maintaining high profitability.

For many years, there has been a niche in helping the above mentioned businesses with their production processes, external job costing, and expediting the above services. These services are handled in a one on one fashion, the client process for using the various products is reviewed, then a recommendation is made to either to scrap, rebuild or replace the items in question. Also at this point we can recommend one of our distributor partner products as a substitute.

CheckPoint Corporation will partner with the various certified business within the CCR, GSA, D&B, and VAN and Merx database and will use this network to promote its products and services throughout the entire industrial distribution partners.

1.2 Keys to Success

1. Seasoned management with business experience in the Industrial Distribution and Metal-working business, to include a licensed Securities broker(series7).
2. Focused and well defined long-range goals for longevity. This plan has been developed to allow and provide flexibility and growth.
3. Strong project management staffing with extensive prior Engineering experience, providing clients with product and service support in an industrial setting.
4. Strong marketing goals with niche products and services; targeted services and products delivered with unique marketing approaches.
5. Very low internal development cost at start-up. Management is well suited to oversee and develop all projects described in this business plan, limiting pre-production expenses by utilizing industry partnerships to lower the initial costs to bring its services and products to market.
6. High quality external support vendors to build on, with years of industrial experience and contacts to work with, both in purchasing of certified qualified products and services and also in the marketing of our own products.
7. Management will implement and perfect all aspects of the business plan, expecting that a great deal of its own creativity, positive attitude and energy will be brought into all of the required projects.

1.3 Mission

CheckPoint Corporation will develop and offer only the highest quality products and services.

* Our products will reduce customer costs, and have a longer life and/or equal to that of our competitors products.
* Our re-manufacturing services will also offer the client a solid, value-based purchase backed by a 100% quality commitment and effort by our employees and management.

By using CheckPoint own manufacturing facility as a model and test bed for our products, CheckPoint will provide the mid-size corporate market with new and exciting ways to cost effectively manage all external vendor and customer transactions, yielding continual savings for the user of our products and services. Our manufacturing partners will also add value to our offering of services, further allowing CheckPoint Corporation to grow into a high-quality, long-term corporation.

2.0 Company Summary

CheckPoint Corporation will be located in Wilmington, Dover and/or Newark Hubzone location(s), yet to be determined, in Delaware. The locations are very close to the I-95 corridor, providing excellent access the Pennsylvania, Virginia and South Carolina industrial markets which maintains all Defense Supply distribution centers. CheckPoint Corpopration acquired its roots in the industrial marketplace while becoming a prime contractor within the Federal marketplace.

Further experience was also acquired while serving in the military while managing the U.S. Army industrial supply chain. In 2008 when the retired U.S. Soldier retired he relocated in Germany and now he's located here in Pennsylvania and is a part of CheckPoint Corporation management team. With his firm knowledge in the supply and industrial markets and our roots firmly planted in the industrial marketplace, CheckPoint Corporation will provide Industrial and Commercial Equipment, Tools, Products and Engineered Sales expertise.

The primary partners in this plan are responsible for all phases of business and product development with special emphasis on bringing the latest and newest Machining and Computer design into the business. With our roots firmly planted in the products and service market, CheckPoint will provide Industrial and CommeEquipment, Re-manufacturing services and engineering expertise acquired over the last years while working with the following business types:

1. Precision tuned machined parts
2. Primary Metals- Maching Industry
3. Solar, Wind and Battery(s) Technology Industry- service provider
4. Machine Tool-Metal Cutting Type
5. Cutting Tool and Machine Tool
6. Rolling Mill Machine and Equipment Manufacturing

In addition to providing these clients with industrial products, CheckPoint Corporation will also provide technical expertise, engineering assistance of outsource industrial services.

2.1 Company Ownership

CheckPoint Corporation is a **privately held corporation** owned by Stanley Johnson. Who has years of experience in the production management and customer service acquired while working in the U.S. Army, where he was the TAMMS and industrial part supply technician. Mr. Johnson will also add a large percentage of the capital owned shares, allowing CheckPoint Corporation to participate in larger contracts requiring capital investments.

Vernon Roach recently retired from the U.S. Army spent the last 20 years in the Industrial/Military Supply System. Mr. Roach insight and innovation on how an Industrial supply system operates in the industrial markets is valuable in the type of federal acquisitions that CheckPoint Corporation will be operating. His experience in the federal procurement process and experience in operating an distribution set environment is crucial in the kind of government contracting that CheckPoint Corporation will be after.

Mr. Roach experience plus 20 years of hands on technical experience, especially with the procurement process, and his proven record in the military, will be operating and directing CheckPoint Corporation manufacturing and distribution of industrial products.

CFO has of now not been determined, still accepting resumes. The following qualifications are still be reviewed. As of this day CheckPoint Corporation has received numerous resumes and examining each closely. So far CheckPoint Corporation received resumes from Licensed Securities Brokers(series7) that we are considering accepting to operate CheckPoint Financial Department. All have the qualifications and experience in public and private offerings as well as securities trading on major stock exchange.

In order for CheckPoint Corporation to achieve our objectives, Stanley Johnson, Private Placement Offering, securities offering, is offering Promissory Notes seeking $5,000,000 in long-term loans for CheckPoint Corporation.

2.2 Start-Up Summary

Initial start-up will consist of setting up the equipment, shipping areas, and Inventory areas in the 5,000-10,000 plus square feet production space described, with provisions for further expansion when needed.

Once established, Mr. Johnson will utilize all of his business contacts to include DLA-DIBBS, GSA, and all of the federal procurement agencies to develop the CheckPoint Corporation products for immediate resale. This will include several custom catalog offerings with over 50,000 products each. As many of the governmental departments require similar products sold by the Industrial Sales Division, a stock list will also be complied of the major items to be offered adding more custom support value to the business.

In the production area, we will add approximately $1,000,000 to $1,500,000 of leased machinery, allowing the firm to produce its products and services. Further Machinery/equipment will be added in the first month of the plan. The machinery/equipment will be both manually operated and computer controlled, depending on availability. Presently the C.N.C machine and manually operated machinery tool market has an excess of available equipment which seems to be driving the costs to purchase these machinery down considerably. If you compare leased machinery to owned machinery. Included in this amount is prototype equipment which will allow us to solicit specialty prototype contracts.

CheckPoint Corporation intends to add **3/5 Service Team Members** to be trained on the equipment, and handle order processing with our intended local government based customers. Stanley Johnson will oversee the production and shipping aspects. Stanley Johnson will oversee training, and make personal contact with all potential clients to develop long-term solid relationships.

During this time, **2/3 contracting/procurement specialists** will be hired as part of CheckPoint Corporation Intergrated Technologies Division, located in the same facility as Industrial Sales Personnel, to begin understanding the aspects of Value Added Networking. With the entire federal government now implementing EDI capability and business2business contracting, and the ability to exchange contracting documents between business and government implementing a Value Added Network, certified by the Department of Defense is critical for CheckPoint Corporation to stay ahead of its competition.

By CheckPoint Corporation using the services of a Value Added Network, and has chosen the #1 rated VAN in the business, AliCorp and Merx it increases CheckPoint Corporation learning curves and increases the business success at winning more government contracts. The time saving alone using a VAN will increase CheckPoint Corporation processing hundreds of contracting orders per month, and increasing the business sales and profitability. The main reason CheckPoint Corporation will be utilizing the services of a VAN is RFQ's are posted on the VAN site 4-8 hours before they are even posted on any and all government sites. Providing CheckPoint Corporation with instant messaging from the VAN site giving CheckPoint Corporation the advantage of bidding on that RFQ.

The development in CheckPoint financial department is to provide securities offerings, both public and private in the needs that funding from sources are not obtainable. Holder of the CheckPoint Corporation Participating Preferred Notes are entitled to receive stated dividends at a rate of (2.40%, 5%, 6%) per annum if declared at the discretion of Stanley Johnson out of funds legally available.

3.0 Products and Services

CheckPoint Products and Services will provide the following:

* Manufacturing of DoD specification parts and services.
* Manufacturing of New Products that no one sells, or hard to find.
* Manufacturing of critical military digital drawings.
* Providing re-conditioned, quality military specification parts.
* Protoype building from military CAD drawings.

With the proper mix of equipment and machinery, CheckPoint Corporation will work closely as a leading manufacturer and service provides for the entire federal government and military environment as the leading manufacture and service provider guaranteed, repairing our own products and the competitors products as well.
Additionally, the equipment gives the business an opportunity to sell itself to our clients at the production managers level and at the shop level, forging solid ties with production and engineering managers.

Our prototype services will be handled via the Internet: When CheckPoint Corporation has an RFQ's and/or bidding opportunities for a CAD that is immediately sent to our Value Added Network where we have the ability for a bidding on that CAD, we download the CAD file on the VAN web-site, and the process of developing a tangible prototype begins. With CheckPoint Corporation ability to directly process all its contracting duties directly from our VAN site we will bring in more business than what the average business ever thought was possible, this includes the Aerospace and Redstone arsenal industries. By using the Value Added Network, this advantage gives CheckPoint Corporation the clear cut abilities in additional products for different markets.

The advantages of CheckPoint Corporation when utilizing the services of a VAN mixed into the Industrial Sales and Products and Services Division makes the actual sale, as the business can respond to the clients in any way needed. Our ability to share information about order status and offer products and services from our distributor partners will allow for even more opportunities with our clients, as they are always looking for ways to reduce purchasing costs.

3.1 Competitive Comparison

CheckPoint Corporation products are developed to meet and/or exceed and perform better than the competition. Our products are developed with the goal of providing our clients a good, value-based purchase that will help them be more profitable in their day-to-day operations. Our commitment to high quality and consistency in our products and services is what sets us apart from others.

Our services also combine a good value-based approach, and still provide quality. Our attention to customer detail is a critical component in our customer service area. Our utilization of a VAN allows our staff to keep detailed, accurate notes on our customers requirements, allowing us to fulfill orders to their preferences. This commitment to consistency allows the customer to feel confident when they ship orders in for service.

3.2 Future Products and Services

CheckPoint Corporation will methodically seek out additional products to match our customers requirements while working closely on applications to provide our clients with a better overall result in their manufacturing process.

In particular, we will add products to our own lines, and develop a sales strategy around each product. The additional products and services will likely come from our distributor partners, allowing us to develop quality product and service offerings. Our distributor partners can also produce private label products for us.

Further development on this strategy will come from our engineering department. These applications will allow us to work one-on-one with plant application engineers to fine tune products to maximize the product's life, yielding the best possible results.

4.0 Market Analysis Summary

National markets Description consists of 350,828 potential clients in the following categories:

1. Aerospace Industry- High Tech Manufacturers, with supporting sub-industries.
2. Solar Panels and Solar Energy - Green Industry .
3. Wind and Wind Turbine - Green Industry.
4. Primary Metals- Machining Industry- Turbine, Valve, Speciality Manfacturers, and Machining industries.
5. Batteries and Rechargable Batteries Industry - for use in electrical Hybrid vehicles.

The Great State of Delaware consists of 642 potential clients and **ZERO** in the same Manufacturing categories.

Our sales goals is to integrate our Industrial Products and Services into the above markets. Our sales approach is simple, utilizing a well trained inside sales staff to approach new clients, and to respond to well-placed ads in industrial publications. Our simple approach will make it possible for these businesses to interact closely with CheckPoint Corporation and its distributor partners. Also,utilizing the services of our Value Added Network will also provide direct contact with these very valuable markets.

4.1 Market Segmentation

* Our customers are seeking cost reduction in their daily operations. As CheckPoint Corporation will function as a distributor **and** a service provider, we can deliver custom speciality products faster, with fair, competitive prices.
* All of the above markets are seeking longer product life, resulting in higher profitability. Our overall experience in machining, grinding, and production management can provide our clients with actual measurable results.
* All market segments purchase similar products and services, consolidating our internal purchasing and marketing costs, maximizing long range profitability, while reducing external costs as we gradually implement our order placement systems.
* All can be services via existing modes of transportation (UPS, Fedex, DHL). Once in full operation, we will provide our own method of transportation, cutting our costs, and providing our clients reliable on time deliveries.

4.2 Target Market Segment Strategy

Our marketing strategy for each target market segment will vary slightly. We will focus our direct marketing efforts on the Aerospace, Solar, Wind, Batteries, and Primary Metals and Machining industries, introducing these clients to our products and services. In particular, our combination of over 50,000 catalog items, and our industrial services, providing re-manufacturing and secondary services, will allow us to sell ourselves in many different ways. Also, our base of sub-contract service providers will allow us to offer many different programs via our distributorship.

Once our Value Added Networks is registered and completed, the management and inventory system will make it easier and faster to place orders. Special incentives will be given to the business using VAN's, further reducing our external costs.

4.3 Service Business Analysis

CheckPoint Corporation products and services are focused on some rather unique markets. As such, these markets are supported by niche products and service providers all over the U.S.

Industry by count:

* Metalworking and Manufacturing: 63,000
* Solar, Wind, and Batteries: 3,000

The above clients numbers are based on data available from the Census department, our main preferred database provides. Other information data agencies have developed very expensive software and network packages. Other firms are unaware that there are many different cost competitive options available for businesses for them to choose from. As a service business that will utilize our own products, we can market and demo our products simultaneously, further reducing our costs per solicitation. This is the advantage of being registered as a Prime Contractor within the federal government.

4.3.1 Competition and Buying Patterns

Solar, Wind and Battery clients: Military clients are made up of individuals commercial service providers and contractor providing Green services. Our process for manufacturing / building their units will better the effort to make and sell a quality product. The basic cost index tool is very high, typically in excess of hundreds per unit. Military procurement clients generally RFQ a minimum in millions for such services. Competition in this marketplace is developed as commercial water heating, electrical, power supply for housing and other military facilities and needs; typically, the client is on their own in terms of technical help. Our unique cost saving building process will be directly market to them, also our industrial sales team can service these clients well.

Metalworking and Manufacturing: These clients are made up of machine shops, Aerospace Manufacturers, along with other speciality manufacturers requiring industrial products and services. Our service team will add value and service to CheckPoints industrial sales team, as it can utilize the services teams equipment to provide its clients with custom solutions. Competition is strong, as these clients work with both local suppliers, and catalog companies. As CheckPoint Corporation has an added edge to this very strong market, utilizing our VAN and since being Hubzone certified, and 8a certification and not to forget our strong position being a federal prime contractor, this marketplace will provide a very mix of industrial sales and industrial services to this industry.

4.3.2 Distributing a Service

CheckPoint Corporation primary goal is focused on developing one-on-one business relations during our first four years of the business plan; however, beyond that, we may consider working through distribution for additional business.

As this plan describes our primary goal of repayment to our initial investor(s) by the first year, we may or may not make arrangements for distributions of our products and services unless it represents a major addition to the business, and maintains our projected profits as well.

5.0 Strategy and Implementation Summary

Our strategy and implementation will be a very straight-forward approach to extending our products and services to potential clients via every cost-effective approach possible. Our combined services offering is very unique, and allows for more profitability while staying ahead of other industrial distributors and services providers in terms of delivery and competitive pricing. The combination of our distributorship's solid inventory, and the ability of the service area to provide re-conditioning and special services to industrial products quickly, allows for faster shipments with fewer logistical problems. For our customers, this means lower costs.

Prersently, the local industrial suppliers and service providers do not really provide an effective combination of supplying a cost effective service strategy that yields the customer any real savings. The local distributors must also rely heavily on outsourcing for many of their services, which drives up the shipping cost to the customer dramatically. This business plan allows for low cost implementation of Internet-based customer access, as well as direct marketing where needed. This business plan also focuses on the need of our clients, working within particular parameters that permits the business to respond to small and large clients equally efficiently.

5.1 Competitive Edge

Our competitive edge is our combined services, products and the engineering skills required to properly interact with our customers and vendors. Our mix of inventory, industrial distribution, and the service capabilities to respond to the customer's needs quickly will make CheckPoint Corporation a respected vendor in the industry.

CheckPoint Corporation competitive edge incorporates an overall approach to market our goods and services to many different industries. Our unique approach of developing our own branded sales and marketing applications will strengthen our ties to our distributors partners and direct clients. As computer networking is a strong area for me personally, I see the benefits to businesses that have solid network based sales and marketing tools in place. Our overall goal is to utilize our own applications to integrate our distributor partners services. When completed, CheckPoint Corporation will be able to offer much larger clients an extremely large variety of products and services drawing from our distributor partners services and products.

All of the CheckPoint Corporation team will benefit from the marketing, strategic ad placement and the direct marketing products offered.

5.2 Marketing Strategy

Keys to our marketing strategy are as follows:

1. Develop a high profile sales environment, to bring our products to new and existing clients.
2. Develop new ways to market our products to potential clients via our use of a VAN, Hubzone location, and 8a certification through the utilization of all of SBA, GSA-schedule(s) marketing tools.
3. Develop channels partnerships utilizing our own applications, drawings from these partners services and products to develop large base of products and services to be offered to large clients.
4. Develop and maintain a quality customer service and follow-up program for all of the CheckPoint Corporation team.
5. Develop and utilize an ongoing automated marketing system to contact potential clients.
6. Carefully target marketing expenditures to maximize returns on the campaigns.

5.2.1 Marketing Programs

CheckPoint Corporation marketing programs will directly target our intended customer base, utilizing many different avenues of marketing, Initially, we will mass-market introductory offers and letters of introduction indexed against our customer database. Further secondary marketing will be through our Internet based marketing systems, Additional follow-up work will be done by our staff.

CheckPoint Corporation databases will overlap as they are similar. Every opportunity will be explored as each branch solicits new business, allowing for additional cost effective introduction of our other product and service. CheckPoint Corporation will also develop Internet marketplaces where our products and services can be marketed as well, taking full advantage of the very low cost offered by developing and managing our own sites.

5.3 Sales Strategy

CheckPoint Corporation sales strategy will rely on straight-forward approach of developing the company's long term sales goal of providing quality engineered products and services tailored to the customer. Our overall goal will be to pay close attention to details gathered regarding other vendors, and how they interact with the client, constantly fine tuning our transaction process until it is almost effortless for the clients to do business with us.

Customer access to our sales staff is also critical, as we intend to offer phone, fax, and Internet-based inventory access and order processing. Futher Internet access on our main site will let clients develop budgets and gather engineering information about the products we offer. Our sales staff will have a tremendous source of information available to act as an advisor to our clients.

5.3.1 Sales Forecast

Our sales forecast tables uses the following assumptions:

1. Renewable Energy average growth rate of 22% annually.
2. Metalworking and Manufacturing growth rate of 18% annually.
3. Industry Analysis Compounded Annual Growth Rate of 17% annually.

The sales growth is controlled by several factors including:

1. CheckPoint Corporation ability to find quality service associates to train, and the length of the training process.
2. CheckPoint Corporation ability to partner with other quality channel partners to handle over capacity situations.
3. Limitations in actual shop time available, ex. Constraints in available work area personnel.

Many of the services provided are billable hourly at nearly $60 per hour for service work; in comparison, some products manufactured internally will need to be at a lower shop rate to provide for more competitive pricing to break into the different markets.

We will work to have many of the patented products manufactured internally and externally, allowing our equipment to be utilized on more profitable work. Contingencies need to be in place to back-up all products and services offered in the event of personnel issues, or equipment failure. Direct costs in the Sales Forecast reflect these outsource manufacturing costs, after initial design.

5.4 Strategic Alliances

CheckPoint Corporation will develop and implement many strategic alliances to build its product and services offering. Alliances to manufacture our higher volume products will aid in keeping our internal costs in check while allowing unlimited growth potential by utilizing our channel partners production capabilities. Further development on this will be to purchase on a contractual basis to help lock in pricing on our product offering. Our distributor partners will allow us to offer additional products and services that we could not otherwise offer, also reducing our investments in additional personnel and equipment while maximizing profits.

5.5 Milestones

Secure Leasing, Banking, and Attorney Arrangements- Long term arrangements to secure the equipment financing, banking relations, and general attorney needs.

Set -up CheckPoint Corporation Industrial Service Location- Prepare working area(s) for incoming equipment, wiring, shipping and receiving areas, network accounting systems, and develop a work-flow methodology for the entire shop.

Complete the equipment selection and installation- Equipment will be selected from various machine tool dealers throughout the greater Delaware, Ohio, Pennsylvania areas. These machining tools will be inspected closely for quality, selecting the absolute best possible pieces while working within our budget.

Manager selection and training begins- CheckPoint Corporation will be looking for individuals who possess a good aptitude for engineering, preferably with a background in QC and Machining. All personnel will come from the Greater Delaware area.

Contractor selection for outsource manufacturing- Competing contract manufacturers will be provided sample parts and quotations for our products, in particular, contractors will be quoting on the Renewable Energy and Metalworking and Manufacturing lines as they have the highest potential volume and will require substantially more manufacturing capacity that we have available.

CheckPoint Corporation Industrial Services Marketing Campaign- Our marketing campaign will initially target the Entire Fereral Agencies with a letter to the key personnel within the target businesses. This introduction will be a combination letter marketing the CheckPoint Corporation Sales Team as well; alternately, the Industrial Sales Team sales personnel will follow-up on these accounts.

CheckPoint Corporation outsource product line development- Once all the contractor selection is complete, we will place orders from the suppliers for components, packaging, and replacement parts.

CheckPoint Corporation services development- CheckPoint Corporation service area will begin servicing clients as soon as the core machine tools are in place; several and some speciality equipment may take time to locate. During the first year, management will be processing most of the work.

CheckPoint Corporation Services associates selection and training- Service Associates will be from a production background, familiar with manufacturing and general machining, training will be ongoing for at least 1 year. Management will work with these individuals on a one-on-one basis to accomplish this, and minimize training costs while still competing orders as needed.

6.0 Web plan Summary

CheckPoint Corporation Web-based marketing plan is essential the same for all of the CheckPoint Team, with the exception of how each team targets its clients. As CheckPoint Corporation will be able to add its services offering into the market places to be developed, we will get day to day information and feedback from the various ads we place in industrial trade magazines, and with other federal agencies web-sites as well. The Web plan is to link our products and services with as many affiliate sites as possible, none is as more important as with the General Service Administration.

When established, these marketplaces and affiliate sites (GSA) will serve as a very cost effective marketing tool for all of CheckPoint Corporation, again keeping in mind that each team's approach to this will be tailored towards its/our intended clients. Each team will have dedicated web-sites operating under the CheckPoint Corporation logo. With a customer database available at all times via our networking partner Value Added Network. We will and can easily track our marketing expenditures and customers demographics, which will be DLA.

6.1 Website Marketing Strategy

CheckPoint Corporation will manage as many industrial market places as possible, seeking out niche marketing that drives customers to our industrial products and services site. Also, CheckPoint Corporation will embed itself into all the federal agencies utilizing our Prime Contractor status within the Federal Agencies, CCR, D&B, ORCA, and the other certification registrations that we have obtained.

As CheckPoint Corporation Integrate with its Value Added Network, which is the way all federal agencies and government conduct business now, this will be done at a considerably lower cost than our competitors would spend to conduct business utilizing their conventional ways of doing business.

7.0 Management Summary

Operations Manager:
Stanley Johnson

Mr. Johnson will work with the managers and staff daily to help oversee the development for all of the anticipated projects. He will personally develop the procedures and techniques for all of the products and services to be offered. Additionally, he will provide hands on training to all employees within the company ensuring the company's ability to grow.

Service and Production Manager:
Vernon Roach

During year one Mr. Roach will act as the Service Team Manager. He will oversee the order processing, scheduling of outsoutsourceers, and act as the general business manager in Mr. Johnson's absence. After year one, the service team members and manager will be fully trained to handle the day-to-day workload in their area. Mr. Roach will then continue to maintain the ongoing day-to-day work schedule, track time and billing issues, and remain close contact with the clients to ensure that CheckPoint Corporation is meeting all the customer's requirements.

CFO/VP: Financial Department; Securities Professional

As of now, not determined, reviewing resumes and qualifications. Will employ 1 or 2 Licensed Securities Professional(series7). He/She will have the responsibilities of providing public and private offerings, since my corporation is a privately held corporation, under Regulation D, A, my VP of finance will offer CheckPoint securities just that: private. Eventually though, CheckPoint Corporation will qualify for an exemption under Regulation A or CA (1001) or register my securities at the state level (SCOR) to attract and build a whole new pool of individual investors. This process is already on-going with the SEC.

CheckPoint Corporation, VP of Finance is to plan, prepare and oversee CheckPoint Corporation ongoing financial needs and capital - raising efforts, as well as handle administrative compliance duties of any securities offerings. This includes all securities offerings, refinancing efforts, leasing arrangements and franchise sales if applicable.

Agents and Corporation, Inc.

CheckPoint Corporation, which is a privately held corporation, incorporated out of the Great State of Delaware, through Agents and Corporation, Inc. and they are my registered licensed agents, this highly decorated firm will be providing all of CheckPoints Tax requirements to include the following; taxes, tax auditing, book/record keeping, accounting practices, payroll, and finances.

7.1 **Personnel Plan:**

Chairman, President, CEO & General Manager: Stanley Johnson

Service Team Manager

Initially, Mr. Roach will fill this role, while the service team manager undergoes training. The service team manager is a working manager position requiring complete knowledge of all the manufacturing processes. This position will answer directly to the Operations Manager.

Service Team Member

TBA. Service Associates will perform the manual labor required in the service and production areas.

Sales and Marketing Associates

TBA. This is a shared position, costs and responsibilities distributed among all teams; this member contributes Sales and Marketing help in all phases

8.0 Financial Plan

CheckPoint Corporation financial plan is based on raising $5,000,000 by way of **securities offerings** to set-up the industrial products and services of the corporation. This will include securing initial equipment costs necessary to produce our products and services. We are expecting The Product and Services Team to achieve a small net profit in just over two years.

By year three we expect to be in a strong enough cash position to begin paying off dividends to the initial loans/investors, and secure proper lines of credit with other banking resources as the company will need to attract furthers investment for equipment and expansion. It would be in the company's best interest to repay the initial loans/investors earlier than the plan allows for.

8.1 Important Assumptions

This plan is one plan providing details of each business segment for more accurate projections, this plan is used to show overall development of the business in its entirety. Key assumptions around which we developed this plan are as follows:

1. Current business, banking, and economic trends continue to be stable.
2. Customer buying trends and orders remain strong.
3. Overhead and other external operating cost grow as projected.
4. External outsoutsourcets grow as anticipated.
5. Internet buying trends continue to grow in the industrial sector.

The General Assumptions shows assumptions which play heavily into the businesses long term plan.

If the business can be developed in its entirety in one location would greatly reduce operating costs, and provide a more flexible staff situation for cross-training and other issues.

Upon reviewing the plan, you may have noticed management has mentioned expansion through use of its online marketing system via numerous distributor partners. The possible revenues from this have not been added into any projections. Management's position on the plan's assumptions is we feel we can make better long term arrangements which should better the projected cash position.

Note 8.1.1: We have selected a high quality network accounting system with capabilities of having multiply businesses running while still offering full consolidation of the business for accounting purposes. This system is complete with project management capabilities and budgeting; as such, management will implement a budgets approach for the projects while adjusting costs in CheckPoint Corporation favor wherever possible.

All Profit and Loss in this plan are included for the Products and Services.

8.2 Break-even Analysis

CheckPoint Corporation break-even analysis is difficult to project as our industrial products and services are a mix of both labor charged hourly, and outsource manufactured goods for resale. Initial goals are to bring the hand manufactured product lines to market within 60/90 days from start-up. Additionally, we will begin completing service based orders (labor based) immediately while offering numerous well accepted industrial products for resale through our teams.

What will set CheckPoint Corporation apart from the other industrial entities is its ability for flexibility, expansion, and its individual teams with key individuals all under one roof targeting each market segment CheckPoint Corporation will pursue. All of the services personnel will be crossed-trained with the sales staff, and will be expected to handle clients with a positive and helpful attitude. With this in mind, the goal is to build a solid base for the corporation with our primary products and services while continuing the long term development of our distribution.

8.3 Projected Profit and Loss

The Projected Profit and Loss in this business plan also includes a full depreciation schedule. Management's eventual goal is to work with a leasing company that will provide a construction-type loan/lease situation allowing us time to hand-select the best equipment while minimizing the cash outlay during this process. For this purpose of this plan, and to maintain a conservative approach, we have bought some starting equipment as long-term assets. We will add more loan/lease/buy equipment as we go, as initial equipment depreciates.

The Profit and Loss in this plan does not reflect the burden of management, and management's output - related personnel costs can be found in the plan. Please remember when you do review the P&L, all of CheckPoint Corporation teams will actually be operating under one roof. As such, overhead is low, and management's role will be to fill in, in all areas of production wherever needed to complete orders.

Management's operating schedule will also be overlapped "keep our doors open" more operating hours than any of the other 9 to 5 operations. Management anticipated running at least 50 hours per week allowing us to develop more business on the west coast.

8.4 Projected Cash Flow

CheckPoint Corporation projected cash flow reflects the business cash position. Please remember when you review, it is for the **Products and Services Teams**. This describes our planned repayment of the loan and dividends to the loans/investors beginning and/or before in year 3.

When reviewing the projected cash flow, its important to note that the largest growth in sales is from outsource manufacturing, as this is not really segmented for review.

The outsource manufacturing allows the company to have the product line it desires while utilizing its internal personnel one the more profitable services to be offered. The outsource products operate under a fixed cost situation, while the services are will for the most part be working in a cost plus situation filling special and rush requests that carry a much higher shop rate. As the cash flow projects only the base products described in the business plan, its highly probable CheckPoint Corporation will be involved with more outsource products in years two through five, furthering our potential profitability.

8.5 Projected Balance Sheet

CheckPoint Corporation Products and Services projected balance sheet shows a strong cash development capability over the projected 5 year plan. The projected balance sheet, like the rest of the business plan, assumes the business remains at its stratuo location during the first five years of operations, keeping costs relatively fixed for the projections. Again, as mentioned in the Important Assumptions section 8.1, management still feels it can develop a stronger situation than what is reflected.

As projected in the Balance Sheet, the products and services teams build its cash position while also developing a sound net worth. As the industrial Products and Services Team is a manufacturing setting, the business plan reflects the development of a large amount of hard, non-cash assets, excluding ending year 5 receivables. A full depreciation schedule and payment schedule is included to depreciate the long-term assets.

During the life of the plan, inventory requirements may change as we offer our clients different purchasing options and build our inventory of used products; any differences in cash flow and inventory would show that the cash is tied up in inventory. With this in mind, we would try to keep the required inventory down to reasonable levels wherever possible.

The team is also a service oriented segment of the division of the business; many of the services offered are tied to particular product lines offered, and allowing the business to create multiple income streams throughout the development of the plan. For segmentation purposes some products have both labor and material to manufacture a product, some have labor only when providing a service.

8.6 Business Ratios

The following shows standard business ratios for the years of our plan, and a comparison column for data from Manufacturing Industries, (NAICS Code 31-33)

CheckPoint Corporation Product and Services Team's ratios reflect a strong growth with regards to its Gross Margins.

In the long-term, our Long Term Assets decline below industry profiles and equipment is paid down, but our overall Debt to Asset ratios are better than the industry in overall results as leaner manufacturing and better coordinated use of our VAN, Hubzone location and 8a certifications come into play allowing for more growth without incurring additional expenses.

Our General and Administrative ratios are much higher than the industry, but this personnel plays an essential role as the business grows toward its growth and ours outsourcing goals. Also the industry standard profile could reflect more automation than we have at this point, thus our requirements for more personnel.

8.7 Long-Term Plan

CheckPoint Corporation Products and Services Team's long-term plan has been projected out to a 5 year review to highlight the businesses long-term results, and the added potential of the distributor partnerships. Additionally, the 4th & 5th year cash position can be shown for pay-out analysis of the initial loaner/investors; this plan also gives you a much better equity picture.

Table: Start-up Funding

Start-up Funding	
Start-up Expenses to Fund	$55,650
Start-up Assets to Fund	$4,944,350
Total Funding Required	$5,000,000
Assets	
Non-cash Assets from Start-up	$1,944,350
Cash Requirements from Start-up	$3,000,000
Additional Cash Raised	$0
Cash Balance on Starting Date	$3,000,000
Total Assets	$4,944,350
Liabilities and Capital	
Liabilities	
Current Borrowing	$0
Long-term Liabilities	$1,500,000
Accounts Payable (Outstanding Bills)	$0
Other Current Liabilities (Interest Free)	$0
Total Liabilities	$1,500,000
Capital	
Planned Investment	
Investor 1	$0
Other	$0
Additional Investment Requirements	$0
Total Planned Investment	$0

Loss at Start-up (Start-up Expenses)	$55,650
Total Capital	$174,350
Total Capital and Liabilities	$4,944,350
Total Funding	$5,000,000

Table: Start-up

Start-up Requirements	
Start-up Expenses	
Legal	$6,000
Research and Development	$18,000
Stationary etc...	$4,500
Brochures	$7,550
Consulants	$10,000
Insurance	$1,200
Office	$ 8,400
Start-up Expenses	$55,650
Start-up Assets	
Cash Required	$3,000,000
Start-up Inventory	$250,000
Other Current Assets	$194,350
Long-term Assets	$1,500,000
Total Assets	$4,944,350
Total Requirements	$4,944,350

Table: Milestones

Milestones

Milestones	Start Date	End Date	Budget	Manager	Department
Secure Leasing/ Banking Arrangements	02/01/2011	15/01/2011	$1,500	S.Johnson	Corp. Management
Setup Industrial Services location	02/01/2011	02/02/2011	$6,500	S.Johnson	Corp. Management
Contractor selection for Services and Products	15/01/2011	15/02/2011	$3,500	S.Johnson	Media Development
Manager selection/ Training begin	20/02/2011	26/02/2011	$12,000	V. Roach	Corp. Management
Complete equipment Selection/training	20/02/2011	26/02/2011	$125,000	S.Johnson	Corp. Management
Outsourced Product line development	15/03/2011	28/03/2011	$18,000	S.Johnson	Product and Services
Service Associates Selection/Training	18/02/2011	25/02/2011	$15,000	V. Roach	Product and Services
Services Development	15/01/2011	04/02/2011	$7,500	V. Roach	Product and Services
Industrial Services Marketing campaign	03/01/2011	03/02/2011	$3,500	V. Roach	Marketing
Total			$192,500		

Table: Personnel

Personnel Plan					
	2011	2012	2013	2014	2015
Production Personnel					
Service Contr. Spec.	$27,000	$27,000	$28,000	$29,000	$30,000
Service Contr. Spec.	$27,000	$27,000	$28,000	$29,000	$30,000
Subtotal	$54,000	$54,000	$56,000	$58,000	$60,000
Sales and Marketing Personnel					
Shared Marketing Associate					
Name or Title					
Other					
Subtotal					
General/Administrative Personnel					
Production Manager					
Service Team Coordinator	$55,000	$60,000	$65,000	$70,000	$70,000
Name or Title	$55,000	$60,000	$65,000	$70,000	$70,000
Other/Secretary	$22,000	$23,000	$24,000	$25,000	$26,000
Subtotal	$132,000	$143,000	$154,000	$165,000	$166,000

Other Personnel

Service Team Members	$35,000	$36,000	$37,000	$38,000	$38,000
Service Team Members	$35,000	$36,000	$37,000	$38,000	$38,000
Service Team Members	$35,000	$36,000	$37,000	$38,000	$38,000
Other	$0	$0	$0	$0	$0
Subtotal	$105,000	$108,000	$111,000	$114,000	$114,000
Total People	8	8	8	8	8
Total Payroll	$291,000	$305,000	$321,000	$337,000	$339,000

Table: Profit and Loss

Pro Forma Profit/Loss	FY2011	FY2012	FY2013	FY2014	FY2015
Sales	$6,318,885	$9,417,849	$11,048,253	$12,664,899	$14,323,489
Direct Cost of Sales	$699,051	$729,974	$779,739	$842,839	$919,700
Production Payroll	$54,000	$54,000	$56,0000	$58,000	$60,000
Other Costs of Goods	$0	$0	$0	$0	$0
Total Cost of Sales	$753,051	$783,974	$835,739	$900,839	$979,700
Gross Margin	$5,565,834	$8,663,875	$10,212,514	$11,764,060	$13,343,789

Operating Expenses

Sales and Marketing Expenses

	FY2011	FY2012	FY2013	FY2014	FY2015
Sales and Marketing Payroll	$3,500	$4,500	$6,500	$8,500	$10,500
Advertising/Promotion	$5,000	$6,000	$7,500	$8,500	$9,500
Other Sales and Marketing Expenses	$0	$0	$0	$0	$0
Total Sales and Marketing Expenses	$8,500	$10,500	$14,000	$17,000	$20,000

CHECKPOINT CORPORATION/ "CONFIDENTIAL" PRIVATE PLACEMENT OFFERING

General and Administrative Expenses

General / Administrative Payroll	$237,000	$251,000	$265,000	$279,000	$279,000
Sales/Marketing	$8,500	$10,500	$14,000	$17,000	$20,000
Other Expenses					
Depreciation	$10,000	$15,500	$23,500	$31,000	$38,750
Rent/Office	$8,400	$8,400	$8,400	$8,400	$8,400
Equipment Lease	$35,988	$35,988	$35,988	$35,988	$35,988
Utilities	$7,200	$7,200	$7,200	$7,200	$7,200
Insurance	$11,800	$12,400	$14,200	$16,000	$16,600
Payroll Taxes	$0	$0	$0	$0	$0
Other General and Administrative (Legal)	$10,000	$9,000	$9,000	$9,000	$9,000

Expenses

Total General and Administrative Expenses	$324,288	$341,688	$362,288	$382,088	$386,388

Other Expenses

Other Payroll	$0	$0	$0	$0	$0
Consultants	$0	$6,000	$6,000	$6,000	$6,000
Other Expenses	$0	$0	$0	$0	$0
Total Other Expenses	$0	$6,000	$6,000	$6,000	$6,000

Total Operating Expenses	$332,788	$357,188	$385,788	$413,088	$425,138
Profit Before Interest/Taxes	$5,251,546	$8,307,687	$9,873,726	$12,177148	$13,768,927
EBITDA	$5,241,546	$8,292,187	$9,850,226	$12,146,148	$13,730,177
Interest Expense	$2,564,164	$641,815	$265,956	$207,699	$157,897
Taxes Incurred	$0	$11,760	$36,219	$52,674	$79,408
Net Profit	$7,815,710	$7,654,112	$9,571,551	$11,916,775	$13,531,622

Table: Cash Flow

Pro Forma Cash Flow	FY2011	FY2012	FY2013	FY2014	FY2015
Cash Received					
Cash from Operations					
Cash Sales	$6,318,885	$9,417,849	$11,048,253	$12,664,899	$14,323,489
Cash from Receivables	$753,051	$783,974	$835,739	$940,839	$979,700
Subtotal Cash from Operations	$5,565,834	$8,633,875	$10,212,514	$11,764,060	$13,343,789
Additional Cash Received	$0	$0	$0	$0	$0
Sales Tax, VAT, HST/GST Received	$0	$0	$0	$0	$0
New Current Borrowing	$0	$0	$0	$0	$0
New Other Liabilities (Interest - free)	$0	$0	$0	$0	$0
New Long - term Liabilities	$0	$0	$0	$0	$0
Sales of Other Current Liabilities	$0	$0	$0	$0	$0
Sales of Long - term Assets	$0	$0	$0	$0	$0
New Investment Received	$0	$0	$0	$0	$0
Subtotal Cash Received	$5,565834	$8,633,875	$10,212,514	$11,764,060	$13,343,789
Expenditures					
Expenditures from Operations					
Cash Spending	$237,000	$251,000	$265,000	$270,000	$279,000
Bill Payments	$87,288	$90,688	$97,288	$103,088	$107,388
Subtotal Spent on Operations	$324,288	$341,688	$362,288	$382,088	$386,388

CHECKPOINT CORPORATION/ "CONFIDENTIAL" PRIVATE PLACEMENT OFFERING

Additional Cash Spent					
Sales Tax, VAT, HST/GST Paid Out	$0	$0	$0	$0	$0
Principal Repayment of Current Borrowing	$0	$0	$0	$0	$0
Other Liabilities Principal Repayment	$0	$0	$0	$0	$0
Long - term Liabilities Principal Repayment	$0	$0	$0	$0	$0
Purchase Other Current Assets	$0	$0	$0	$0	$0
Purchase Long - term Assets	$0	$0	$0	$0	$0
Dividends	$150,000	$150,000	$150,000	$150,000	$150,000
Subtotal Cash Spent	$474,288	$491,688	$512,288	$532,088	$536,388
Net Cash Flow	$5,091546	$8,142,187	$9,700,226	$11,231,972	$12,807,401
Cash Balance	$2,952,803	$2,941,897	$2,984,648	$3,080,113	$3,154,733

Table: Balance Sheet

Pro Forma Balance Sheet

Assets	FY2011	FY2012	FY2013	FY2014	FY2015
Current Assets					
Cash	$2,952,803	$2,941,897	$2,984,648	$3,080,113	$3,154,733
Accounts Receivable	$331,929	$349,658	$372,892	$460,591	$489,281
Inventory	$286,048	$294,803	$304,066	$315,177	$330,141
Other Current Assets	$194,350	$194,350	$194,350	$194,350	$194,350
Total Current Assets	$3,765,130	$3,780,708	$3,855,956	$4,050,231	$4,168,505
Long - term Assets					
Long - term Assets	$1,5000,000	$1,500,000	$1,500,000	$1,500,000	$1,500,000
Accmulative Depreciation	$10,000	$15,500	$23,500	$31,000	$38,750
Total Long - term Assets	$1,490,000	$1,484,500	$1,476,500	$1,469,000	$1,461,250
Total Assets	$5,255,130	$5,265,208	$5,332,456	$5,519,231	$5,629,755

Liabilities and Capital	FY2011	FY2012	FY2013	FY2014	FY2015
Current Liabilities					
Accounts Payable	$290,928	$272,066	$278,806	$285,779	$294,768
Current Borrowing	$0	$0	$0	$0	$0
Other Current Liabilities	$0	$0	$0	$0	$0
Subtotal Current Liabilities	$290,928	$272,066	$278,806	$285,779	$294,768

CHECKPOINT CORPORATION/ "CONFIDENTIAL" PRIVATE PLACEMENT OFFERING

Long - term Liabilities	$1,496,250	$1,492,500	$1,488,750	$1,485,000	$1,481,250
Total Liabilities	$1,542,039	$1,519,427	$1,522,413	$1,525,636	$1,530,875
Paid in Capital	$0	$0	$0	$0	$0
Retained Earnings	$55,650	$68,731	$61,290	$26,780	$20,726
Earnings	$7,815,710	$7,654,112	$9,571,551	$11,916,775	$13,531,622
Total Capital	$7,871,360	$7,722,843	$9,632,841	$11,943,555	$13,552,348
Total Liabilities and Capital	$5,255,130	$5,265,208	$5,332,456	$5,519,231	$5,629,755
Net Worth	$7,871,360	$7,772,843	$9,632,841	$11,943,555	$13,552,348